SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2020 to 09/30/2020	8
01/01/2019 to 09/30/2020	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet – Assets	11
Balance Sheet - Liabilities	12
Statement of Income	14
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
01/01/2020 to 09/30/2020	19
01/01/2019 to 09/30/2020	20
Statement of Value Added	21
Comments on the Company’s Consolidated Performance	22
Notes to the quarterly financial information	40
Comments on the Performance of Business Projections	94
Reports and Statements
Unqualified Independent Auditors’ Review Report	98
Officers Statement on the Financial Statements	100
Officers Statement on Auditor’s Report	101

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 09/30/2020
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 09/30/2020	Previous Year 12/31/2019
1	Total Assets	49,196,211	44,814,611
1.01	Current assets	12,163,202	9,719,866
1.01.01	Cash and cash equivalents	2,370,726	392,107
1.01.02	Financial investments	2,778,724	2,596,424
1.01.02.01	Financial investments measured a fair value through profit or loss	2,212,063	2,114,620
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,212,063	2,114,620
1.01.02.03	Financial investments at amortized cost	566,661	481,804
1.01.03	Trade receivables	1,750,211	1,691,643
1.01.04	Inventory	3,110,722	3,736,716
1.01.08	Other current assets	2,152,819	1,302,976
1.01.08.03	Others	2,152,819	1,302,976
1.01.08.03.01	Recoverable taxes	1,761,045	1,129,584
1.01.08.03.02	Prepaid expenses	110,472	82,664
1.01.08.03.03	Dividends receivable	229,379	33,447
1.01.08.03.04	Others	51,923	57,281
1.02	Non-current assets	37,033,009	35,094,745
1.02.01	Long-term assets	6,957,978	7,374,332
1.02.01.03	Financial investments at amortized cost	131,317	95,719
1.02.01.07	Deferred taxes assets	2,434,954	2,435,551
1.02.01.10	Other non-current assets	4,391,707	4,843,062
1.02.01.10.03	Recoverable taxes	685,987	1,907,420
1.02.01.10.04	Judicial deposits	250,818	224,300
1.02.01.10.05	Prepaid expenses	98,165	110,099
1.02.01.10.06	Receivable from related parties	1,853,911	1,558,194
1.02.01.10.07	Others	1,502,826	1,043,049
1.02.02	Investments	19,842,618	17,402,191
1.02.02.01	Equity interest	19,696,884	17,316,463
1.02.02.02	Investment Property	145,734	85,728
1.02.03	Property, plant and equipment	10,186,126	10,266,084
1.02.03.01	Property, plant and equipment in operation	8,444,525	8,685,331
1.02.03.02	Right of use in leases	35,494	44,172
1.02.03.03	Property, plant and equipment in progress	1,706,107	1,536,581
1.02.04	Intangible assets	46,287	52,138

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter 09/30/2020	Previous Year 12/31/2019
2	Total Liabilities	49,196,211	44,814,611
2.01	Current liabilities	8,713,752	9,224,591
2.01.01	Payroll and related taxes	211,293	170,792
2.01.02	Trade payables	3,927,712	2,506,244
2.01.03	Tax payables	175,705	78,911
2.01.04	Borrowings and financing	3,013,864	4,396,840
2.01.05	Other payables	1,351,708	2,019,788
2.01.05.02	Others	1,351,708	2,019,788
2.01.05.02.01	Dividends and interests on shareholder´s equity	13,075	13,252
2.01.05.02.05	Advances from clients	149,328	72,404
2.01.05.02.06	Trade payables – Drawee risk	573,153	1,121,312
2.01.05.02.07	Lease liabilities	14,230	17,269
2.01.05.02.08	Other payables	601,922	795,551
2.01.06	Provisions	33,470	52,016
2.01.06.01	Provision for tax, social security, labor and civil risks	33,470	52,016
2.02	Non-current liabilities	35,485,732	25,415,476
2.02.01	Borrowings and financing	27,386,519	19,702,620
2.02.02	Other payables	430,602	356,942
2.02.02.02	Others	430,602	356,942
2.02.02.02.03	Lease liabilities	21,105	28,671
2.02.02.02.04	Other payables	284,446	328,271
2.02.02.02.06	Derivative financial instruments	125,051	-
2.02.04	Provisions	7,668,611	5,355,914
2.02.04.01	Provision for tax, social security, labor and civil risks	379,743	370,703
2.02.04.02	Other provisions	7,288,868	4,985,211
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	185,651	164,464
2.02.04.02.04	Pension and healthcare plan	912,184	912,184
2.02.04.02.05	Provision for losses on investments	6,191,033	3,908,563
2.03	Shareholders’ equity	4,996,727	10,174,544
2.03.01	Paid-up capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	4,431,200	4,431,200
2.03.04.01	Legal reserve	278,576	278,576
2.03.04.02	Statutory reserve	4,210,888	4,210,888
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated earnings (losses)	65,113	-
2.03.08	Other comprehensive income	(4,072,306)	1,170,624

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Parent Company Financial Statements / Statement of Income
(R$ thousand)

Code	Description	Current Quarter 07/01/2020 to 09/30/2020	Year to date 01/01/2020 to 09/30/2020	Same quarter previous year 07/01/2019 to 09/30/2019	YTD previous year 01/01/2019 to 09/30/2019
3.01	Revenues from sale of goods and rendering of services	3,998,497	9,879,817	2,675,199	8,679,231
3.02	Costs from sale of goods and rendering of services	(3,387,750)	(8,689,585)	(2,765,033)	(8,473,275)
3.03	Gross profit	610,747	1,190,232	(89,834)	205,956
3.04	Operating (expenses)/income	218,586	(1,679,782)	(338,290)	37,233
3.04.01	Selling expenses	(175,430)	(501,592)	(129,121)	(388,268)
3.04.02	General and administrative expenses	(52,898)	(164,022)	(70,568)	(189,504)
3.04.04	Other operating income	13,950	378,777	(231,182)	(226,952)
3.04.05	Other operating expenses	(497,458)	(1,985,401)	(572,772)	(1,346,041)
3.04.06	Equity in results of affiliated companies	930,422	592,456	665,353	2,187,998
3.05	Profit before financial income (expenses) and taxes	829,333	(489,550)	(428,124)	243,189
3.06	Financial income (expenses)	256,298	677,011	(563,786)	(1,204,629)
3.06.01	Financial income	129,950	635,636	52,385	203,210
3.06.02	Financial expenses	126,348	41,375	(616,171)	(1,407,839)
3.06.02.01	Net exchange differences over financial instruments	11,037	1,094,345	(189,477)	(100,432)
3.06.02.02	Financial expenses	115,311	(1,052,970)	(426,694)	(1,307,407)
3.07	Profit (loss) before taxes	1,085,631	187,461	(991,910)	(961,440)
3.08	Income tax and social contribution	(4,845)	(122,348)	(1,048)	1,705,993
3.09	Profit (loss) from continued operations	1,080,786	65,113	(992,958)	744,553
3.11	Profit (loss) for the year	1,080,786	65,113	(992,958)	744,553
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	Common shares	0.78311	0.04718	(0.71948)	0.53949
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	Common shares	0.78311	0.04718	(0.71948)	0.53949

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 07/01/2020 to 09/30/2020	Year to date 01/01/2020 to 09/30/2020	Same quarter previous year 07/01/2019 to 09/30/2019	YTD previous year 01/01/2019 to 09/30/2019
4.01	(Loss) profit for the year	1,080,786	65,113	(992,958)	744,553
4.02	Other comprehensive income	(237,274)	(5,242,930)	(791,915)	(196,236)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	28	89	30	89
4.02.02	(Loss) /Gain over pension plan	-	-	-	93,894
4.02.04	Cumulative translation adjustments for the year	135,882	649,335	64,636	36,700
4.02.10	(Loss)/gain on the percentage change in investments	1,631	6,243	-	(1,995)
4.02.11	Losses in cash flow hedge	(651,581)	(7,316,513)	(1,038,192)	(959,789)
4.02.13	Cash flow hedge reclassified to income upon realization	341,991	1,481,672	186,022	632,681
4.02.14	Gain (Loss) on net investment hedge from investments in subsidiaries	-	1,469	(4,411)	2,184
4.02.16	(Loss)/ gain in cash flow hedge from investments in subsidiaries	(65,225)	(65,225)	-	-
4.03	Comprehensive income for the year	843,512	(5,177,817)	(1,784,873)	548,317

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method (R$ thousand)
Code	Description	Year to date 01/01/2020 to 09/30/2020	YTD previous year 01/01/2019 to 09/30/2019
6.01	Net cash from operating activities	2,779,274	1,902,461
6.01.01	Cash from operations	723,000	(613,530)
6.01.01.01	Profit (loss) for the period	65,113	744,553
6.01.01.02	Financial charges in borrowing and financing raised	771,804	1,054,136
6.01.01.03	Financial charges in borrowing and financing granted	(34,204)	(42,331)
6.01.01.04	Charges on lease liabilities	2,667	2,029
6.01.01.05	Depreciation, amortization and depletion	650,438	481,891
6.01.01.06	Equity in results of affiliated companies	(592,456)	(2,187,998)
6.01.01.07	Deferred taxes assets	597	(1,705,982)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(9,506)	(141,615)
6.01.01.09	Monetary and exchange variations, net	436,078	716,220
6.01.01.10	Result of derivative operations	-	7,664
6.01.01.11	Updated shares – Fair value through profit or loss	(100,314)	365,305
6.01.01.12	Write-off of property, plant and equipment and Intangible assets	(2,283)	18,324
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	21,187	(15,876)
6.01.01.14	Accrued/(reversal) for consumption and services	3,749	68,132
6.01.01.16	Others	22,884	22,018
6.01.01.17	Receivables by indemnity	(512,754)	-
6.01.02	Changes in assets and liabilities	2,056,274	2,515,991
6.01.02.01	Trade receivables - third parties	60,297	61,528
6.01.02.02	Trade receivables - related party	(153,234)	(112,331)
6.01.02.03	Inventory	625,994	(587,053)
6.01.02.04	Receivables - related parties/dividends	946,259	3,644,534
6.01.02.05	Recoverable taxes	589,972	(60,522)
6.01.02.06	Judicial deposits	20,256	9,178
6.01.02.09	Trade payables	1,326,253	(173,196)
6.01.02.10	Trade payables – Drawee risk	(548,159)	862,412
6.01.02.11	Payroll and related taxes	40,501	71,196
6.01.02.12	Tax payables	110,562	(54,424)
6.01.02.13	Payables to related parties	(217,251)	33,526
6.01.02.15	Interest paid	(766,529)	(1,067,847)
6.01.02.17	Interest received	1,202	-
6.01.02.18	Others	20,151	(111,010)
6.02	Net cash investment activities	(852,338)	(781,052)

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6.02.01	Investments / AFAC / Acquisitions of Shares	(76,133)	(70,623)
6.02.02	Purchase of property, plant and equipment and intangible assets	(568,613)	(759,368)
6.02.07	Intercompany loans granted	(2,365,393)	(170,182)
6.02.09	Intercompany loans received	2,241,226	-
6.02.11	Financial Investments, net of redemption	(83,425)	219,121
6.03	Net cash used in financing activities	51,683	(914,916)
6.03.01	Borrowings and financing raised	80,744	3,377,697
6.03.02	Transactions cost - Borrowings and financing	(18,478)	(35,262)
6.03.03	Borrowings and financing – related parties	2,421,713	3,274,891
6.03.05	Amortization of borrowings and financing	(1,570,158)	(5,028,445)
6.03.06	Amortization of borrowings and financing - related parties	(843,642)	(1,181,350)
6.03.07	Amortization of leases	(18,319)	(11,768)
6.03.08	Dividends and interest on shareholder’s equity	(177)	(1,310,679)
6.05	Increase (decrease) in cash and cash equivalents	1,978,619	206,493
6.05.01	Cash and equivalents at the beginning of the year	392,107	539,853
6.05.02	Cash and equivalents at the end of the year	2,370,726	746,346

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2020 to 09/30/2020
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.05	Total comprehensive income	-	-	-	65,113	(5,242,930)	(5,177,817)
5.05.01	Profit (loss) for the period	-	-	-	65,113	-	65,113
5.05.02	Other comprehensive income	-	-	-	-	(5,242,930)	(5,242,930)
5.05.02.04	Translation adjustments for the year	-	-	-	-	649,335	649,335
5.05.02.07	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	89	89
5.05.02.12	(Loss) / gain on the percentage change in investments	-	-	-	-	6,243	6,243
5.05.02.13	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(5,900,066)	(5,900,066)
5.05.02.14	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	65,113	(4,072,306)	4,996,727

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2019 to 09/30/2019
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735
5.04	Capital transaction with shareholders	-	-	-	(412,659)	-	(412,659)
5.04.06	Dividends	-	-	-	(412,659)	-	(412,659)
5.05	Total comprehensive income	-	-	-	744,553	(196,236)	548,317
5.05.01	Profit (loss) for the period	-	-	-	744,553	-	744,553
5.05.02	Other comprehensive income	-	-	-	-	(196,236)	(196,236)
5.05.02.04	Translation adjustments for the year	-	-	-	-	36,700	36,700
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	93,983	93,983
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	(1,995)	(1,995)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(327,108)	(327,108)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	2,184	2,184
5.07	Closing balance	4,540,000	32,720	3,064,827	331,894	868,952	8,838,393

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 09/30/2020	YTD previous year 01/01/2019 to 09/30/2019
7.01	Revenues	12,412,192	10,572,016
7.01.01	Sales of products and rendering of services	12,218,076	10,856,499
7.01.02	Other revenues	191,532	(306,910)
7.01.04	Allowance for (reversal of) doubtful debts	2,584	22,427
7.02	Raw materials acquired from third parties	(11,099,220)	(10,471,007)
7.02.01	Cost of sales and services	(8,885,496)	(8,801,675)
7.02.02	Materials, electric power, outsourcing and other	(2,233,368)	(1,646,063)
7.02.03	Impairment/recovery of assets	19,644	(23,269)
7.03	Gross value added	1,312,972	101,009
7.04	Retentions	(648,994)	(481,891)
7.04.01	Depreciation, amortization and depletion	(648,994)	(481,891)
7.05	Value added created	663,978	(380,882)
7.06	Value added received	1,591,170	2,450,407
7.06.01	Equity in results of affiliates companies	592,456	2,187,998
7.06.02	Financial income	635,636	203,210
7.06.03	Others	363,078	59,199
7.06.03.01	Others and exchange gains	363,078	59,199
7.07	Value added for distribution	2,255,148	2,069,525
7.08	Value added distributed	2,255,148	2,069,525
7.08.01	Personnel	962,149	1,007,083
7.08.01.01	Salaries and wages	727,468	749,657
7.08.01.02	Benefits	185,240	203,434
7.08.01.03	Severance payment (FGTS)	49,441	53,992
7.08.02	Taxes, fees and contributions	904,198	(1,154,328)
7.08.02.01	Federal	758,549	(1,326,467)
7.08.02.02	State	145,649	172,139
7.08.03	Remuneration on third-party capital	323,688	1,472,217
7.08.03.01	Interest	1,052,970	1,307,407
7.08.03.02	Rental	1,983	5,179
7.08.03.03	Others	(731,265)	159,631
7.08.03.03.01	Others and exchange losses	(731,265)	159,631
7.08.04	Remuneration on Shareholders' capital	65,113	744,553
7.08.04.02	Dividends	-	412,659
7.08.04.03	Retained earnings (accumulated losses)	65,113	331,894

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter 09/30/2020	Previous Year 12/31/2019
1	Total assets	57,022,091	50,869,276
1.01	Current assets	18,541,939	12,725,805
1.01.01	Cash and cash equivalents	5,724,428	1,088,955
1.01.02	Financial investments	2,805,381	2,633,173
1.01.02.01	Financial investments measured a fair value through profit or loss	2,212,063	2,114,620
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,212,063	2,114,620
1.01.02.03	Financial investments at amortized cost	593,318	518,553
1.01.03	Trade receivables	2,668,369	2,047,931
1.01.04	Inventory	5,035,288	5,282,750
1.01.08	Other current assets	2,308,473	1,672,996
1.01.08.03	Others	2,308,473	1,672,996
1.01.08.03.01	Recoverable taxes	1,953,337	1,282,415
1.01.08.03.02	Prepaid expenses	164,588	107,428
1.01.08.03.03	Dividends receivable	45,153	44,554
1.01.08.03.04	Derivative financial instruments	1,010	1,364
1.01.08.03.05	Others	144,385	237,235
1.02	Non-current assets	38,480,152	38,143,471
1.02.01	Long-term assets	7,401,053	7,626,577
1.02.01.03	Financial investments at amortized cost	131,317	95,719
1.02.01.07	Deferred taxes assets	2,501,398	2,473,304
1.02.01.10	Other non-current assets	4,768,338	5,057,554
1.02.01.10.03	Recoverable taxes	893,568	2,119,940
1.02.01.10.04	Judicial deposits	372,526	328,371
1.02.01.10.05	Prepaid expenses	130,797	126,213
1.02.01.10.06	Receivable from related parties	1,554,207	1,274,972
1.02.01.10.07	Others	1,817,240	1,208,058
1.02.02	Investments	3,691,195	3,584,169
1.02.02.01	Equity interest	3,530,479	3,482,974
1.02.02.02	Investment Property	160,716	101,195
1.02.03	Property, plant and equipment	20,033,718	19,700,944
1.02.03.01	Property, plant and equipment in operation	15,901,359	16,011,547
1.02.03.02	Right of use in leases	498,805	472,345
1.02.03.03	Property, plant and equipment in progress	3,633,554	3,217,052
1.02.04	Intangible assets	7,354,186	7,231,781

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter 09/30/2020	Previous Year 12/31/2019
2	Total Liabilities	57,022,091	50,869,276
2.01	Current liabilities	12,861,250	11,619,957
2.01.01	Payroll and related taxes	404,057	317,510
2.01.02	Trade payables	4,560,230	3,012,654
2.01.03	Tax payables	1,664,726	541,027
2.01.04	Borrowings and financing	3,598,537	5,125,843
2.01.05	Other payables	2,553,077	2,526,444
2.01.05.02	Others	2,553,077	2,526,444
2.01.05.02.01	Dividends and interests on shareholder´s equity	40,977	13,252
2.01.05.02.05	Advances from clients	962,789	787,604
2.01.05.02.06	Trade payables – Drawee risk	605,385	1,121,312
2.01.05.02.07	Lease liabilities	84,675	35,040
2.01.05.02.08	Derivative financial instruments	263,283	-
2.01.05.02.09	Other payables	595,968	569,236
2.01.06	Provisions	80,623	96,479
2.01.06.01	Provision for tax, social security, labor and civil risks	80,623	96,479
2.02	Non-current liabilities	37,817,990	27,887,387
2.02.01	Borrowings and financing	32,559,616	22,841,193
2.02.02	Other payables	2,704,234	2,493,702
2.02.02.02	Others	2,704,234	2,493,702
2.02.02.02.03	Advances from clients	1,937,420	1,845,248
2.02.02.02.04	Lease liabilities	420,014	439,350
2.02.02.02.05	Other payables	221,749	209,104
2.02.02.02.06	Derivative financial instruments	125,051	-
2.02.03	Deferred taxes assets	564,043	589,539
2.02.04	Provisions	1,990,097	1,962,953
2.02.04.01	Provision for tax, social security, labor and civil risks	529,176	526,768
2.02.04.02	Other provisions	1,460,921	1,436,185
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	548,737	524,001
2.02.04.02.04	Pension and healthcare plan	912,184	912,184
2.03	Shareholders’ equity	6,342,851	11,361,932
2.03.01	Paid-up capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	4,431,200	4,431,200
2.03.04.01	Legal reserve	278,576	278,576
2.03.04.02	Statutory reserve	4,210,888	4,210,888
2.03.04.09	Treasury shares	(58,264)	(58,264)

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2.03.05	Accumulated earnings (losses)	65,113	-
2.03.08	Other comprehensive income	(4,072,306)	1,170,624
2.03.09	Profit attributable to the non-controlling interests	1,346,124	1,187,388

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 07/01/2020 to 09/30/2020	Year to date 01/01/2020 to 09/30/2020	Same quarter previous year 07/01/2019 to 09/30/2019	YTD previous year01/01/2019 to 09/30/2019
3.01	Revenues from sale of goods and rendering of services	8,714,583	20,269,919	6,006,393	18,912,601
3.02	Costs from sale of goods and rendering of services	(5,133,126)	(13,528,898)	(4,370,357)	(12,834,121)
3.03	Gross profit	3,581,457	6,741,021	1,636,036	6,078,480
3.04	Operating (expenses)/income	(1,422,016)	(3,932,678)	(1,365,864)	(3,494,511)
3.04.01	Selling expenses	(606,938)	(1,398,316)	(429,836)	(1,429,593)
3.04.02	General and administrative expenses	(124,180)	(369,681)	(137,497)	(383,379)
3.04.04	Other operating income	25,549	432,506	(183,090)	(163,924)
3.04.05	Other operating expenses	(742,417)	(2,606,403)	(679,510)	(1,636,583)
3.04.06	Equity in results of affiliated companies	25,970	9,216	64,069	118,968
3.05	Profit before financial income (expenses) and taxes	2,159,441	2,808,343	270,172	2,583,969
3.06	Financial income (expenses)	(156,049)	(1,072,330)	(840,074)	(1,832,849)
3.06.01	Financial income	134,489	656,290	114,213	310,994
3.06.02	Financial expenses	(290,538)	(1,728,620)	(954,287)	(2,143,843)
3.06.02.01	Net exchange differences over financial instruments	(69,751)	277,491	(282,224)	(197,581)
3.06.02.02	Financial expenses	(220,787)	(2,006,111)	(672,063)	(1,946,262)
3.07	Profit (loss) before taxes	2,003,392	1,736,013	(569,902)	751,120
3.08	Income tax and social contribution	(741,797)	(1,340,227)	(300,754)	359,449
3.09	Profit (loss) from continued operations	1,261,595	395,786	(870,656)	1,110,569
3.11	Consolidated Profit (loss) for the year	1,261,595	395,786	(870,656)	1,110,569
3.11.01	Profit attributable to the controlling interests	1,080,786	65,113	(992,958)	744,553
3.11.02	Profit attributable to the non-controlling interests	180,809	330,673	122,302	366,016
3.99.01	Basic earnings per share	-	-	-	-

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3.99.01.01	Common shares	0.78311	0.04718	-0.71948	0.53949
3.99.02	Diluted earnings per share	0.00000	0.00000	0.00000	0.00000
3.99.02.01	Common shares	0.78311	0.04718	-0.71948	0.53949

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 07/01/2020 to 09/30/2020	Year to date 01/01/2020 to 09/30/2020	Same quarter previous year 07/01/2019 to 09/30/2019	YTD previous year 01/01/2019 to 09/30/2019
4.01	Consolidated profit (loss) for the year	1,261,595	395,786	(870,656)	1,110,569
4.02	Other comprehensive income	(246,566)	(5,252,220)	(791,913)	(196,230)
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	34	97	32	95
4.02.02	(Loss) /Gain over pension plan	-	-	-	93,894
4.02.04	Cumulative translation adjustments for the year	135,882	649,335	64,636	36,700
4.02.09	(Loss)/gain on the percentage change in investments	1,631	6,243	-	(1,995)
4.02.10	Losses in cash flow hedge, net of taxes	(834,789)	(7,499,721)	(1,038,192)	(959,789)
4.02.12	(Loss)/gain on hedge of net investment in foreign operations.	-	1,469	(4,411)	2,184
4.02.13	Cash flow hedge reclassified to income upon realization, net of taxes	450,676	1,590,357	186,022	632,681
4.03	Consolidated comprehensive income for the year	1,015,029	(4,856,434)	(1,662,569)	914,339
4.03.01	Profit attributable to the controlling interests	843,512	(5,177,817)	(1,784,873)	548,317
4.03.02	Profit attributable to the non-controlling interests	171,517	321,383	122,304	366,022

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 09/30/2020	YTD previous year 01/01/2019 to 09/30/2019
6.01	Net cash from operating activities	5,586,004	3,760,369
6.01.01	Cash from operations	4,504,812	3,239,338
6.01.01.01	Profit (loss) attributable to the controlling interests	65,113	744,553
6.01.01.02	Results of non-controlling shareholders	330,673	366,016
6.01.01.03	Financial charges in borrowing and financing raised	1,449,560	1,468,587
6.01.01.04	Financial charges in borrowing and financing granted	(26,846)	(45,219)
6.01.01.05	Charges on lease liabilities	39,814	36,430
6.01.01.06	Depreciation, amortization and depletion	1,376,433	1,065,256
6.01.01.07	Equity in results of affiliated companies	(9,216)	(118,968)
6.01.01.08	Deferred taxes assets	(77,474)	(1,620,646)
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(22,258)	(132,585)
6.01.01.10	Monetary, exchange and derivative financial instruments, net	1,990,497	918,838
6.01.01.12	Updated shares – Fair value through profit or loss	(100,314)	365,305
6.01.01.13	Write-off of property, plant and equipment and Intangible assets	4,716	39,806
6.01.01.14	Accrued/(reversal) for consumption and services	20,147	51,248
6.01.01.16	Provision for environmental liabilities and decommissioning of assets	24,736	7,877
6.01.01.17	Others	(48,015)	92,840
6.01.01.19	Receivables by indemnity	(512,754)	-
6.01.02	Changes in assets and liabilities	1,081,192	521,031
6.01.02.01	Trade receivables - third parties	(406,493)	(162,632)
6.01.02.02	Trade receivables - related party	13,391	(90,822)
6.01.02.03	Inventory	548,764	(866,466)
6.01.02.04	Receivables - related parties/dividends	-	5,320
6.01.02.05	Recoverable taxes	555,450	(196,688)
6.01.02.06	Judicial deposits	2,619	(3,434)
6.01.02.08	Trade payables	1,252,949	(151,385)
6.01.02.09	Trade payables – Drawee risk	(515,927)	862,412
6.01.02.10	Payroll and related taxes	76,802	101,327
6.01.02.11	Tax payables	1,124,159	229,376
6.01.02.12	Payables to related parties	(22,214)	(23,538)
6.01.02.13	Advances from clients	110,482	2,645,962
6.01.02.14	Interest paid	(1,577,315)	(1,619,552)
6.01.02.17	Others	(49,661)	(208,849)
6.01.02.18	Cash flow hedge accounting	(31,814)
6.02	Net cash investment activities	(1,348,220)	(1,316,527)
6.02.02	Investments / AFAC / Acquisitions of Shares	(69,686)	(56,226)
6.02.03	Purchase of property, plant and equipment and intangible assets	(1,118,154)	(1,377,339)

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6.02.05	Receipt/(payment) in derivative transactions	-	(372)
6.02.08	Intercompany loans granted	(101,631)	(101,913)
6.02.09	Intercompany loans received	14,584	20,386
6.02.10	Financial Investments, net of redemption	(73,333)	198,937
6.03	Net cash used in financing activities	442,190	(2,789,789)
6.03.01	Borrowings and financing raised	6,008,548	9,575,838
6.03.02	Transactions cost - Borrowings and financing	(35,923)	(52,073)
6.03.04	Amortization of borrowings and financing	(5,320,116)	(10,434,891)
6.03.06	Amortization of leases	(75,398)	(57,469)
6.03.07	Dividends and interest on shareholder’s equity	(134,921)	(1,821,194)
6.04	Exchange rate on translating cash and cash equivalents	(44,501)	(6,194)
6.05	Increase (decrease) in cash and cash equivalents	4,635,473	(352,141)
6.05.01	Cash and equivalents at the beginning of the year	1,088,955	2,248,004
6.05.02	Cash and equivalents at the end of the year	5.724.428	1.895.863

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2020 to 09/30/2020
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.04	Capital transaction with shareholders	-	-	-	-	-	-	(162,647)	(162,647)
5.04.06	Dividends	-	-	-	-	-	-	(134,745)	(134,745)
5.04.07	Interest on equity	-	-	-	-	-	-	(27,902)	(27,902)
5.05	Total comprehensive income	-	-	-	65,113	(5,242,930)	(5,177,817)	321,383	(4,856,434)
5.05.01	(Loss) profit for the year	-	-	-	65,113	-	65,113	330,673	395,786
5.05.02	Other comprehensive income	-	-	-	-	(5,242,930)	(5,242,930)	(9,290)	(5,252,220)
5.05.02.04	Translation adjustments for the year	-	-	-	-	649,335	649,335	-	649,335
5.05.02.07	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	89	89	8	97
5.05.02.12	(Loss)/gain on the percentage change in investments	-	-	-	-	6,243	6,243	-	6,243
5.05.02.13	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(5,900,066)	(5,900,066)	(9,298)	(5,909,364)
5.05.02.14	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469	-	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	65,113	(4,072,306)	4,996,727	1,346,124	6,342,851

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2019 to 09/30/2019
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735	1,310,705	10,013,440
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735	1,310,705	10,013,440
5.04	Capital transaction with shareholders	-	-	-	(412,659)	-	(412,659)	(479,051)	(891,710)
5.04.06	Dividends	-	-	-	(412,659)	-	(412,659)	(430,638)	(843,297)
5.04.07	Interest on equity	-	-	-	-	-	-	(48,413)	(48,413)
5.05	Total comprehensive income	-	-	-	744,553	(196,236)	548,317	366,022	914,339
5.05.01	(Loss) profit for the year	-	-	-	744,553	-	744,553	366,016	1,110,569
5.05.02	Other comprehensive income	-	-	-	-	(196,236)	(196,236)	6	(196,230)
5.05.02.04	Translation adjustments for the year	-	-	-	-	36,700	36,700	-	36,700
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	93,983	93,983	6	93,989
5.05.02.10	(Loss)/gain on the percentage change in investments	-	-	-	-	(1,995)	(1,995)	-	(1,995)
5.05.02.11	(Loss) / gain on cash flow hedge accounting	-	-	-	-	(327,108)	(327,108)	-	(327,108)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	2,184	2,184	-	2,184
5.07	Closing balance	4,540,000	32,720	3,064,827	331,894	868,952	8,838,393	1,197,676	10,036,069

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
Code	Description	Year to date 01/01/2020 to 09/30/2020	YTD previous year 01/01/2019 to 09/30/2019
7.01	Revenues	23,028,028	21,037,359
7.01.01	Sales of products and rendering of services	22,818,215	21,265,727
7.01.02	Other revenues	205,079	(253,242)
7.01.04	Allowance for (reversal of) doubtful debts	4,734	24,874
7.02	Raw materials acquired from third parties	(16,005,568)	(15,060,282)
7.02.01	Cost of sales and services	(12,276,717)	(11,684,401)
7.02.02	Materials, electric power, outsourcing and other	(3,658,054)	(3,288,431)
7.02.03	Impairment/recovery of assets	(70,797)	(87,450)
7.03	Gross value added	7,022,460	5,977,077
7.04	Retentions	(1,372,557)	(1,065,256)
7.04.01	Depreciation, amortization and depletion	(1,372,557)	(1,065,256)
7.05	Value added created	5,649,903	4,911,821
7.06	Value added received	1,636,493	610,074
7.06.01	Equity in results of affiliated companies	9,216	118,968
7.06.02	Financial income	656,290	310,994
7.06.03	Others	970,987	180,112
7.06.03.01	Others and exchange gains	970,987	180,112
7.07	Value added for distribution	7,286,396	5,521,895
7.08	Value added distributed	7,286,396	5,521,895
7.08.01	Personnel	1,652,791	1,715,683
7.08.01.01	Salaries and wages	1,284,313	1,323,162
7.08.01.02	Benefits	291,973	312,758
7.08.01.03	Severance payment (FGTS)	76,505	79,763
7.08.02	Taxes, fees and contributions	2,532,531	356,167
7.08.02.01	Federal	2,246,836	132,068
7.08.02.02	State	259,321	206,813
7.08.02.03	Municipal	26,374	17,286
7.08.03	Remuneration on third-party capital	2,705,288	2,339,476
7.08.03.01	Interest	2,006,111	1,946,262
7.08.03.02	Rental	5,681	15,521
7.08.03.03	Others	693,496	377,693
7.08.03.03.01	Others and exchange losses	693,496	377,693
7.08.04	Remuneration on Shareholders' capital	395,786	1,110,569
7.08.04.02	Dividends	-	412,659
7.08.04.03	Retained earnings (accumulated losses)	65,113	331,894
7.08.04.04	Non-controlling interests in retained earnings	330,673	366,016

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São Paulo, October 15, 2020

Results for the Third Quarter of 2020

Companhia Siderúrgica Nacional (“CSN”) (B3 S.A. – Brasil, Bolsa e Balcão: CSNA3) (NYSE: SID) announces its results for the third quarter of 2020 (3Q20) in Brazilian Reais, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), which are fully convergent with international accounting standards and with Brazilian accounting practices.

All comments presented herein refer to the Company’s consolidated results for the third quarter of 2020 (3Q20) and comparisons refer to the third quarter of 2019 (3Q19) and second quarter of 2020 (2Q20).The Brazilian Real/U.S. Dollar exchange rate was R$4.1644 on September 30, 2019, R$5.4416 on June 30, 2020, and R$5.6407 on September 30, 2020 (+3.7% appreciation of the U.S Dollar against the Brazilian Real in the quarter).

Operating and Financial Highlights in 3Q20

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¹ Adjusted EBITDA is calculated based on net profit (loss), plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income/expenses, and includes the proportional share of EBITDA of jointly owned subsidiaries MRS Logística (37.27%) and CBSI (50% 3Q19, 100% 3Q20).

² Adjusted Net Debt and Adjusted Cash and Cash Equivalents include the stakes of 100% in CSN Mineração, 37.27% in MRS and CBSI (50% in 3Q19, 100% 3Q20), our stake in this company until 3Q19, excluding Forfaiting and Drawee Risk operations.

CSN’s Consolidated Result

•	Net Revenue in 3Q20 totaled R$8,715 million, up by 40% over 2Q20 and by 45% over 3Q19. The increase was mainly due to the normalization of the volume of iron ore production, combined with higher prices for iron ore, cement and steel when compared to 2Q20.

•	In 3Q20, the Cost of Goods Sold totaled R$5,133 million, up by 17% over 2Q20. Gross Margin increased by 11.5 p.p. over 2Q20, reaching 41.1% in 3Q20, due to the positive performance, mainly in cement, steel and mining.

•	In 3Q20, Selling, General and Administrative Expenses totaled R$731 million, up by 39% over 2Q20, while the Net Revenue reached 40% year-on-year. Selling Expenses increased 52% in 3Q20, mainly due to a higher volume of freight, while General and Administrative Expenses decreased by 2% YoY.

•	In 3Q20, the group of Other Operating Revenues and Expenses reached a negative value of R$717 million, mainly due to hedge accounting.

•	The financial result reached a negative value of R$156 million, with cost of debt partially offset by the appreciation of Usiminas shares, generating a gain of R$537 million without cash effect.

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•	Equity Pick-up was positive by R$26 million in 3Q20, compared to R$29 million in 2Q20, due to higher eliminations in the period.

•	In 3Q20, the Company recorded a net income of R$1,262 million, compared to net income of R$446 million in 2Q20.

Adjusted EBITDA

*The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) understanding that these items should not be considered when calculating the recurring operating cash flow.

•	Adjusted EBITDA reached a record of R$3,506 million in 3Q20, compared to R$1,925 million in the second quarter, due to an increase in sales volume, mainly in the volume of steel sold in the domestic market and iron ore in the foreign market. Adjusted EBITDA margin reached 39% or up by 9.2 p.p. YoY.

¹ Adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Adjusted Net Revenue, which considers stakes of 100% in CSN Mineração and 37.27% in MRS and 50% in CBSI (50% 3Q19, 100% 3Q20).

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Adjusted Free Cash Flow¹

Adjusted Cash Flow in 3Q20 reached R$2,837MM, positively affected mainly by the higher Ebitda and by the positive variation in working capital due to the sharp decrease in inventory.

¹Adjusted Free Cash Flow is calculated from Adjusted EBITDA less EBITDA of Joint Subsidiaries, Capex, Income Tax, Financial Income (Expenses), and variation of Assets and Liabilities², excluding the impact of Glencore’s advance.

²Adjusted Working Capital² includes the variation in Net Working Capital (+R$264MM), plus the variation in long-term assets and liabilities accounts (R$701MM) and disregards the net variation of Income Tax and Social Contribution Tax for consumption (+R$3MM), dividends payable (-R$16MM) and non-cash CAPEX (-R$42MM) and AFAC TLSA non-cash (-R$95MM).

Indebtedness

On September 30, 2020, the consolidated net debt reached R$30,603 million, with the exchange rate change offset by the strong cash generation in the period and the inflow of funds from iron ore prepayment. The net debt/EBITDA ratio reached 3.67x, a considerable decrease due to the strong cash flow.

In 3Q20 and at the beginning of 4Q20, the Company continued to extend its liabilities, obtaining approvals for an extension of R$600 million with private banks.

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Foreign Exchange Exposure

Net exchange exposure of the consolidated balance sheet on September 30, 2020 was US$88 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on results.

Hedge Accounting adopted by CSN correlates projected export in dollar with scheduled debt payments in the same currency. Therefore, the exchange rate variation of the dollar-denominated debt is temporarily accounted for under shareholders’ equity and recorded in the income statement when dollar revenues from exports are received.

Investments

The Company invested R$459 million in 3Q20, prioritizing reliability and safety projects in Steel and Mining.

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Net Working Capital

Net Working Capital invested in the business totaled R$3,317 million in 3Q20, down by R$264 million due to the decrease in inventories of finished goods due to the more robust demand in the period. The decrease was also possible due to the maintenance of the payment terms, besides the payment extension in the context of COVID-19.

Net Working Capital applied to the business disregards Glencore’s advance, as shown in the table below:

¹Other Assets NWC: Considers: Advances Employees and Other Accounts Receivable

²Other Liabilities NWC: Considers: Other accounts payable, dividends payable, installment taxes and other provisions

³Inventories: Does not consider the effect of the provision for losses on inventories. To calculate the PME, the balances of warehouse inventories are not considered.

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Results by Business Segment

STEEL	MINING	LOGISTICS	ENERGY	CEMENT

Usina Presidente Vargas Porto Real Paraná Lusosider Prada (Distribution and Packaging) Long Steel (UPV) SWT	Casa de Pedra Tecar Engenho Pires Fernandinho ERSA	Railways: MRS and FTL Port: Sepetiba Tecon	CSN Energia Itasa	Volta Redonda Arcos

Net Revenue by Segment – 3Q20 (R$ Million)

Steel

50%
3,334
3,440
4,570
3Q19
2Q20
3Q20

Mining

42%
2,336
2,688
3,861
3Q19
2Q20
3Q20

Logistics

5%
423
457
475
3Q19
2Q20
3Q20

Energy

0%
74
38
40
3Q19
2Q20
3Q20

Cement

3%
161
172
259
3Q19
2Q20
3Q20

Adjusted EBITDA by Segment – 3Q20 (R$ Million)

Steel

15%
105
324
551
3Q19
2Q20
3Q20

Mining

75%
1,352
1,418
2,694
3Q19
2Q20
3Q20

Logistics

7%
186
222
238
3Q19
2Q20
3Q20

Energy

0%
16
2
3
3Q19
2Q20
3Q20

Cement

3%
-11
27
100
3Q19
2Q20
3Q20

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3Q20 Results (R$ Million)	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	4,570	3,861	58	418	40	259	(491)	8,715
Domestic Market	3,299	429	58	418	40	259	(878)	3,625
Foreign Market	1,271	3,432	-	-	-	-	387	5,089
COGS	(4,022)	(1,291)	(38)	(273)	(34)	(170)	694	(5,133)
Gross Profit	548	2,570	20	144	6	89	203	3,581
SG&A	(231)	(44)	(9)	(29)	(8)	(21)	(390)	(731)
Depreciation	234	167	8	104	4	32	(88)	461
Proportional EBITDA of Jointly Owned Subsidiaries	-		-	-	-	-	195	195
Adjusted EBITDA	551	2,694	19	219	3	100	(80)	3,506

2Q20 Results (R$ Million)	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	3,440	2,688	75	382	38	172	(574)	6,221
Domestic Market	2,124	345	75	382	38	172	(778)	2,358
Foreign Market	1,316	2,343	-	-	-	-	204	3,863
COGS	(3,109)	(1,367)	(51)	(260)	(33)	(161)	604	(4,378)
Gross Profit	330	1,321	23	122	5	11	30	1,843
SG&A	(228)	(44)	(9)	(28)	(7)	(21)	(190)	(527)
Depreciation	222	141	8	105	4	37	(90)	428
Proportional EBITDA of Jointly Owned Subsidiaries	-		-	-	-	-	182	182
Adjusted EBITDA	324	1,418	22	200	2	27	(68)	1,925

3Q19 Results (R$ Million)	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	3,334	2,336	69	354	74	161	(322)	6,006
Domestic Market	2,417	142	69	354	74	161	(540)	2,677
Foreign Market	917	2,194	-	-	-	-	218	3,330
COGS	(3,190)	(1,071)	(43)	(258)	(56)	(180)	427	(4,370)
Gross Profit	144	1,265	26	96	19	(19)	106	1,636
SG&A	(198)	(51)	(9)	(26)	(8)	(25)	(251)	(567)
Depreciation	159	138	2	97	4	33	(83)	352
Proportional EBITDA of Jointly Owned Subsidiaries	-	-	-	-	-	-	146	146
Adjusted EBITDA	105	1,352	19	166	16	(11)	(81)	1,567

CSN’s Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 311.1 million tonnes (Mton) in the YTD for July and August 2020, down by 0.3% YoY. China alone produced 188.2 Mton, up by 8.7%, while in the European Union and North America there was a decrease year-on-year.

In 3Q20, CSN’s slab production totaled 781,000 tons, down by 15% over 2Q20 due to the strategic shutdown of BF#2 at the end of May, which shows a substantial evolution in performance of BF#3 after 2019’s general renovation.

In 3Q20, total sales reached 1,278,000 tons, up by 27.4% over 2Q20, mainly due to the recovery in the domestic market after the peak of the pandemic, as well as the good use of galvanized products in the foreign market.

In 3Q20, the volume of steel sold on the domestic market totaled 923,000 tons, up by 50% over 2Q20 due to the strong recovery after the peak of the pandemic. Of this total, 869,000 tons refer to flat rolled steel and 54,000 tons to long rolled steel. According to the Brazilian Steel Institute (IABr), apparent consumption based on the monthly average (July and August 2020), increased by 29% over 2Q20.

In the Foreign Market, sales in 3Q20 totaled 355,000 tons, down by 9% compared to the previous quarter, due to the seasonality in Germany and the return of the use of quotas in the U.S. market. During this period, 26,000 tons were exported directly and 329,000 tons were sold by subsidiaries abroad, with 63,000 tons sold by LLC, 171,000 tons by SWT and 94,000 tons by Lusosider.

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•	In 3Q20, regarding total sales volume, the share of products coated with flat steel remained stable at 53% QoQ and YoY. Sales volumes for the automotive (+165%), white goods (108%) and distribution (+52%) segments were the period’s positive highlights, with a strong recovery after the impact of the pandemic in 2Q20.

According to ANFAVEA (National Association of Automotive Vehicle Manufacturers), in the monthly average of the third quarter of 2020 for the production of cars, light commercial vehicles, trucks and buses reached 190,700 units, up by 300% QoQ, however still below the monthly average of 245,000 in 2019.

According to IBGE, production of household appliances fell by 5% YTD on a YoY basis.

•	Steel’s Net Revenue reached R$4,570 million in 3Q20, up by 33% over 2Q20. The domestic recovery, the devalued exchange rate and the improvement in international prices led to adjustments in the main product lines over the period. The average price evolved in both markets (+4.6% in the Domestic Mkt and +5.3% in exports) QoQ.

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•	Slab Production Cost in 3Q20 reached R$2,116/t, an increase of only 1.6% QoQ, offsetting a higher increase of costs with operational efficiency despite an increase in iron ore and the devalued exchange rate in the quarter.

•	Adjusted EBITDA reached R$551 million in 3Q20, up by 70% over 2Q20, with an EBITDA margin at 12.1%, up by 2.6 p.p. in the period. The profitability significantly improved, from R$324/ton in 2Q20 to R$431/ton in 3Q20.

CSN’s Mining Results

In 3Q20, stimuli in China led to a strong recovery in steel margins and, despite the pandemic, demand for iron ore increased, leading to higher reference prices. Ore inventories at ports and mills remained at low levels due to the tight supply, which ensured high prices in the period. In this context, iron ore closed 3Q20 with an average of US$118.2/dmt (Platts, Fe62%, N. China), up by 27% over 2Q20 (US$93.3/dmt).

Regarding sea freight, Route BCI-C3 (Tubarão-Qingdao) reached an average of US$17.9/wmt in 3Q20, up by 51% QoQ due to the growing demand and seasonality.

•	In 3Q20, CSN’s Iron Ore Production reached 9.4 million tons, up by 27% QoQ, due to the expected growth of the new mining fronts, leading to a return of the normal production.

•	In 3Q20, sales volume reached 9.2 million tons, up by 18% QoQ due to the higher availability of iron ore.

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•	In 3Q20, Mining Net Revenue totaled R$3,861 million, up by 44% QoQ, due to the higher sales volume (+18%) together with the devalued exchange rate and strong realization price. Net Unit Revenue reached US$78.3 per wet ton, up by 21% QoQ.

•	Cost of Goods Sold from mining totaled R$1,291 million in 3Q20, down by 6% due to the better production performance. FOB Cash Cost totaled USD15.4/t in 3Q20, down by 9% due to the higher volume produced in the period and the devalued exchange rate.

•	EBITDA reached R$2,694 million in 3Q20, a record margin of 70%, reflecting the recovery in sales volume, cost control and Platts appreciation.

Cement Results

In 3Q20, Cement’s Net Revenue reached R$259 million, up by 50% QoQ due to the higher sales volume (+16%) over 2Q20, in addition to price increases, which contributed to the change in the EBITDA level of R$100 million and a record EBITDA margin of 39%.

CSN’s Logistics Results

Railway Logistics: In 3Q20, Net Revenue reached R$418 million, with an EBITDA of R$219 million and an EBITDA margin of 52.4%.

Port Logistics: In 3Q20, 156,000 tons of steel products were shipped by Sepetiba Tecon, in addition to 4,000 tons of general cargo, about 44,000 containers and 181,000 tons of bulk goods. Net Revenue reached R$58 million, generating an EBITDA of R$19 million, with an EBITDA Margin of 33.0%.

Energy Results

In 3Q20, the volume of energy traded totaled a net revenue of R$40 million, with an EBITDA of R$3 million and an EBITDA margin of 7.1%.

ESG – Environmental, Social & Governance

Sustainability

The last quarter also had major advances in the Company’s ESG agenda. CSN was recognized, once again, with the gold seal of the “GHG Protocol” Program, which certifies the disclosure of inventories of greenhouse gas (GHG) emissions.

Currently, about 140 organizations present their data, making their Public Emissions Record the largest base of corporate inventories available in Latin America, with CSN participating in the program from the beginning and having a gold seal since 2014.

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Also, in the last quarter, for the tenth consecutive year, we concluded the report to the “Carbon Disclosure Project (CDP)”. The purpose of this initiative is to disseminate information on companies’ policies and results on the following subjects: Climate Change, Supply Chain and Water Resources.

This year, for the first time, the Company will have its information available to all audiences, as soon as the information is published on this platform.

Safety and Health:

Safety is our main priority and the result of our efforts towards the zero-accident target has been successively reflected in our indicators.

Actions focused on risk management have been key to prevent accidents.

Throughout CSN group, we recorded a 20% drop YoY in accident rates with and without leave (CAF+SAF), in occurrences with own and outsourced employees.

Environmental Licenses and Management of Dams

Completely independent of the use of dams for its production process, CSN Mineração obtained important environmental licenses in the last quarter, including: Fraile II Tailings Pile Operating License and Authorization for Environmental Intervention to Build B4 Dam’s Waist Channel - to drain any water that enters the dam - formalizing the start of its de-characterization process, which should be concluded in 2023.

Considering the last 6 months, we obtained three other important environmental licenses:

- Installation of Itabiritos processing plant, with capacity for 10 Mtpy;

- Implementation and operation of a waste pile called Batateiro IIIA;

- Operation for mining expansion in Mascate body;

All within the expected schedule to meet our expansion projects.

Also regarding the management of dams, in the last quarter we concluded the works to de-characterize B5 Casa de Pedra and Vigia Auxiliar dam, which has already been inspected by ANM (National Mining Agency) and FEAM (State Foundation for the Environment-MG). The only thing missing is the expert opinion with the final approval issued by these bodies.

In this quarter, the implementation of the Municipal Plan for Dam Safety also started, a joint initiative between the City Hall and the mining companies in the municipality of Congonhas, with an investment of over R$6 million from CSN Mineração. The plan’s purposes are, among others: building a modern headquarters for civil defense, acquiring vehicles and equipment, preparing the Integrated Contingency Plan considering all mining companies, signaling and advertisement campaign, as well as training the municipal brigade.

Biodiversity and Social Responsibility

In its relationship with the community, CSN Mineração kept the schedule of bimonthly routine meetings with several representatives of the public/private sector and communities, with the purpose of discussing demands, criticisms and suggestions to minimize or mitigate the social and environmental impacts inherent to its enterprises.

In this sense, “Casa de Apoio CSN”, located in the neighborhood Residencial, in Congonhas-MG, is an important communication channel with the community. Besides, we have expanded the scope of our Environmental Education Program (PEA), working monthly with the internal and external public on key environmental aspects, promoting the development of a collective awareness, and, therefore, contributing to environmental conservation in the company’s operating area.

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In the last quarter, CSN Mineração carried out important actions to protect the Biodiversity. Among them, regularizing lands and donating areas to ICMBIO located in the Sempre Vivas National Parks and Cavernas do Peruaçu National Park. All of them included in the São Francisco River basin, contributing to the preservation of biodiversity and water recharge in that region.

Coping with COVID-19

The company has been constantly raising the awareness of employees, maintaining the measures to fight COVID19. Our efforts include, but are not limited to, the measures listed below:

  Reinforcing internal notices with information on how to avoid Covid-19;
  Reinforcing the cleaning process of the rooms, making hand sanitizers available in all plants;
  Distributing protection masks for each employee;
  Medical protocols such as: measuring the body temperature of all employees before their access to plants and offices, RT-PCR testing in symptomatic cases and in possible contacts;
  Maintaining social distance;
  Keeping employees belonging to Risk Groups on leave of absence or working from home;
  Canceling in-person meetings, in the units or outside, as well as internal and external training, using electronic means to make work contacts.

These measures, among others, kept infection rates low, preserving the health and lives of our employees and ensuring that there is no impact on our operational performance.

Capital Markets

In the third quarter of 2020, CSN's shares appreciated 55.81%, while the Ibovespa decreased 1.66%. The average daily value (CSNA3) traded at B3, in turn, was R$ 191 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) appreciated by 50.00%, while the Dow Jones rose 7.95%. The daily average trading (SID) with ADRs on the NYSE was US$ 4.6 million.

2Q20		3Q20
Number of shares (in thousands)	1,387,524	1,387,524
Market Cap
Closing price (R$/share)	10.68	16.50
Closing price (US$/ADR)	1.96	2.94
Market cap (R$ million)	14,819	23,435
Market cap (US$ million)	2,720	4,174
Total return including Dividends and Interest on Equity
CSNA3	56.31%	55.81%
SID	56.97%	50.00%
Ibovespa	33.94%	1.66%

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Dow Jones	23.25%	7.95%
Volume
Daily average (thousand shares)	14,657	13,578
Daily average (R$ thousand)	132,694	190,637
Daily average (thousand ADRs)	2,109	1,753
Daily average (US$ thousand)	3,538	4,613
Source: Bloomberg

Webcast – 3Q20 Earnings Presentation	Investor Relations Team
Conference Call in Portuguese with Simultaneous Translation	CFO and IRO – Marcelo Cunha Ribeiro
into English	Leo Shinohara (leonardo.shinohara@csn.com.br)
José Henrique Triques (jose.triques@csn.com.br)
October 16th, 2020	Guilherme Vinco (guilherme.vinco@csn.com.br)
11:00 a.m. (Brasília Time)
10:00 a.m. (US EDT)
Phone: +1 929 378-3440 / +1 516 300-1066
Code: CSN
Replay phone: +55 11 3127-4999
Replay Code: 35890687
Webcast: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT
CONSOLIDATED - Brazilian Corporate Law (in thousand of Reais)

	3Q20	2Q20	3Q19

Net Sales Revenue	8,714,583	6,220,683	6,006,393

Domestic Market	3,625,325	2,358,059	2,676,655
Foreing Market	5,089,258	3,862,624	3,329,738

Costs of Goods Sold (COGS)	(5,133,126)	(4,378,065)	(4,370,357)

COGS, excluding Depreciation and Depletion	(4,685,167)	(3,962,839)	(4,026,696)
Depreciation/Depletion allocated to COGS	(447,959)	(415,226)	(343,661)

Gross Profit	3,581,457	1,842,618	1,636,036
Gross Margin (%)	41%	30%	27%

Selling Expenses	(603,629)	(396,847)	(427,703)
General and Administrative Expenses	(114,822)	(117,706)	(131,171)

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Depreciation and Amortization in Expenses	(12,667)	(12,356)	(8,459)
Other Income (Expenses), net	(716,868)	(790,794)	(862,600)
Equity in Results of Affiliated Companies	25,970	28,354	64,069

Operating Income Before the Financial Result	2,159,441	553,269	270,172

Net Financial Result	(156,049)	284,857	(840,074)

Income before Income Tax and Social Contribution	2,003,392	838,126	(569,902)

Income Tax and Social Contribution	(741,797)	(392,226)	(300,754)

Profit for the Period	1,261,595	445,900	(870,656)

BALANCE SHEET
Brazilian Corporate Law (in thousand of reais)

	09/30/2020	12/31/2020

Current Assets	18,541,939	12,725,805

Cash and Cash Equivalents	5,724,428	1,088,955
Financial Investments	2,805,381	2,633,173
Accounts Receivable	2,668,369	2,047,931
Inventory	5,035,288	5,282,750
Other Current Assets	2,308,473	1,672,996
Taxes to Recover	1,953,337	1,282,415
Prepaid Expenses	164,588	203,733
Dividends Receivable	45,153	44,554
Derivative Financial Instruments	1,010	1,364
Others	144,385	140,930

Non-current Assets	38,480,152	38,143,471

Long-term Assets	7,401,053	7,626,577
Financial Investments Valued at Amortized Cost	131,317	95,719
Deferred Taxes	2,501,398	2,473,304
Other non-current Assets	4,768,338	5,057,554
Tax to Recover	893,568	2,119,940
Judicial Deposits	372,526	328,371
Prepaid Expenses	130,797	139,927
Credts Related Parties	1,554,207	1,274,972
Others	1,817,240	1,194,344
Investments	3,691,195	3,584,169
Shareholdings	3,530,479	3,482,974
Investments Properties	160,716	101,195
Property, Plant and Equipment	20,033,718	19,700,944
Fixed Assets in Operation	19,534,913	19,228,599
Lease	498,805	472,345
Intangible Assets	7,354,186	7,231,781

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TOTAL ASSETS	57,022,091	50,869,276

Current Liabilities	12,861,250	11,619,957

Payroll and Related Taxes	404,057	317,510
Trade Payables	4,560,230	3,012,654
Taxes Payable	1,664,726	541,027
Loans and Financing	3,598,537	5,125,843
Other Payables	2,553,077	2,526,444
Dividends and JCP Payable	40,977	13,252
Customer Advances	962,789	787,604
Payables - Drawee Risk	605,385	1,121,312
Lease Liabilities	84,675	35,040
Other Payables	595,968	569,236
Provision for Tax, Social Security, Labor and Civil Risks	80,623	96,479

Non-current Liabilities	37,817,990	27,887,387

Loans, Financing and Debentures	32,559,616	22,841,193
Other Payables	2,704,234	2,493,702
Customer Advances	1,937,420	1,845,248
Lease Liabilities	420,014	439,350
Derivative Financial Instruments	125,051
Other Payables	221,749	209,104
Deferred Taxes	564,043	589,539
Provisions for Tax, Social Security, Labor and Civil Risks	529,176	526,768
Other Provisions	1,460,921	1,436,185
Deactivation	548,737	524,001
Pension and Health Plan	912,184	912,184

Equity	6,342,851	11,361,932

Social Capital Paid	4,540,000	4,540,000
Capital Reserve	32,720	32,720
Profit Reserve	4,431,200	4,431,200
Accumulated Loss	65,113
Other Comprehensive Income	(4,072,306)	1,170,624
Non-controlling Interest	1,346,124	1,187,388

TOTAL LIABILITIES AND EQUITY	57,022,091	50,869,276

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CASH FLOW
CONSOLIDATED - Brazilian Corporate Law - in thousand of Reais

	3Q20	2Q20

Net Cash generated by Operating Activities	3,618,761	1,500,310

Net income (loss) for the period attributable to controlling shareholders	1,080,786	345,178
Net income attributable to non-controlling shareholders	180,809	100,722
Charges on loans and financing raised	466,546	512,024
Charges on loans and financing granted	(6,351)	(9,014)
Charges on lease liabilities	13,688	13,070
Depreciation, depletion and amortization	486,612	452,314
Equity in results of affiliated companies	(25,970)	(28,354)
Deferred taxes	37,058	(103,181)
Provisions for tax, social security, labor, civil and environmental risk	(25,168)	11,595
Monetary and exchange rate variation, net	601,370	866,556
Write-off of fixed and intangible assets	2,387	929
Adjusted shares – VJR	(535,678)	(527,197)
Accounts receivable – restitution	(4,428)	(508,326)
Provisions for decommissioning and environmental liabilities	10,324	(6,228)
Provisions (reversal) for consumption and services	(15,802)	(1,209)
Other provisions	(49,625)	3,189

Working Capital Variation	2,089,056	789,276
Accounts receivable – third parties	(693,056)	376,412
Accounts receivable – related parties	(20,182)	65,145
Inventories	990,260	(427,984)
Taxes to be compensated	529,739	(31,516)
Judicial Deposits	16,121	(8,753)
Trade Payables	437,752	473,630
Trade Payables - Drawee Risk	4,565	(336,756)
Payroll and Related Taxes	(7,628)	98,850
Taxex/Refis	581,802	603,969
Trade Payables - Related Parties	2,686	(4,328)
Customer Advances - Glencore	464,222	(223,172)
Others	(217,225)	203,779

Other Payments and Receipts	(686,853)	(411,034)
Interests Paid	(655,039)	(411,034)

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Payment of cash flow hedge operations	(31,814)

Cash Flow from Financing Activities	(523,756)	(419,613)

Investments/Future Advance for capital increase	(33,148)	(36,538)
Acquisition of intangible assets	(397,590)	(366,866)
Loans granted - related parties	-	(19,542)
Loans received - related parties	2,031	9,531
Financial application, net of redemption	(95,049)	(6,198)

Cash Flow from Financing Activities	(1,578,915)	(136,022)

Loans and financing raised	943,860	510,718
Loan amortizations – principal	(2,346,349)	(610,101)
Borrowing costs	(16,751)	(10,041)
Lease amortizations	(24,924)	(26,564)
Dividends Paid	(134,751)	(34)

Exchange Rate Variation on Cash and Cash Equivalents	(5,214)	(12,261)

Increase (Decrease) of Cash and Cash Equivalents	1,510,876	932,414
Cash and cash equivalents at the beginning of the period	4,213,552	3,281,138
Cash and cash equivalents at the ending of the period	5,724,428	4,213,552

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “the Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, state of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, in the state of Minas Gerais, by the subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services by CSN Mineração to CSN. The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

The Company's mining activities utilize tailings filtering and dams are maintained for contingent situations (power supply shortfalls, sudden interruptions in the beneficiation plant, etc.) for tailing discharges. The Company has invested around R$250 million in two filtering plants. The filtered tailings are placed in piles geotechnically controlled which represents a new trend in iron ore mining without the use of tailing dams. As a result of those measures, decommissioning of dams is the natural path of processing dry tailings.

All of our dams, both mining and hydroelectric dams, are positively certified and comply with the environmental legislation in force.

•	Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant. Additionally, the operation clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•	Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia

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Transnordestina Logística S.A. (“FTL”), the last two having the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Porto Suape, Salgueiro - Missão Velha and Missão Velha – Pecém (Railway System II),and construction phase, and FTL responsible for the rail links of São Luís - Altos, Altos - Fortaleza, Fortaleza - Sousa, Sousa - Recife/Jorge Lins, Recife/Jorge Lins - Salgueiro, Jorge Lins - Propriá, Paula Cavalcante - Cabedelo, Itabaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal ("TECON”) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

TECON handles and stores containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk intended for the seaborne market, for own consumption or for different customers.

•	Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to mitigate its costs aiming more competitiveness.

Note 23 - “Segment Information” details the financial information per CSN´s business segment.

•	Going Concern

The interim financial information was prepared based on the normal continuity of its business.

The negotiations for reprofiling part of the debts remain in constant progress and do not jeopardize the Company's operating continuity. The management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Except for the statement in the following paragraphs, the assumptions adopted on the disclosures on the bases for evaluating the operational continuity included in the financial statements of December 31, 2019 remain unchanged in their majority, being those financial statements approved by Management on March 4, 2020.

The COVID-19 pandemic was a new and important factor that emerged globally, reaching great relevance at the end of the first quarter 2020 causing impacts to the global economy. Our operations experienced some impacts in the first half of 2020, especially in the steel operations. Although the pandemic is still active, many restrictive measures imposed by the Brazilian authorities have been attenuated and we consider the effects of the pandemic in the global economy continue the process of dissipation, as well as in our activities. We haven’t identified any evidences of continuity risks and substantially maintained our primary operating assumptions unchanged.

Additionally, as published on the Relevant Act of August 25, 2020, the Company studies to realize a public offering of shares of its subsidiary CSN Mineração S.A. (“CMIN”). On September 18, 2020, the Board of Directors approved the new business plan of the subsidiary driven by expansion projects for reaching the full potential of its reserves and natural resources. In this context, the Company has taken all the measures to realize the initial public offering of shares issued by CMIN, with the purpose of partially financing the mining activities besides adding value to its shareholders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the

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provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2019, filed with CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2019.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 08 - Investments

Note 15 - Taxes in installments

Note 16 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 26 – Employee benefits

Note 27 – Commitments

The parent company and consolidated interim financial information were approved by Management on October 15, 2020.

2.b) Basis of presentation

The interim financial information is presented in thousand of Brazilian reais (R$), which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of September 30, 2020, US$1 is equivalent to R$5.6407 (R$4.0307 as of December 31, 2019) and €1 is equivalent to R$6.6132 (R$4.5305 as of December 31, 2019), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the period ended September 30, 2020 and year ended December 31, 2019 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

•	Companies

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	Number of shares held by CSN in units	Equity interests (%)
Companies		09/30/2020	12/31/2019	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures (1)	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios NacionalS.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	66,354,391	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	158,419,480	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	486,592,830	92.38	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.		100.00	100.00	Advisory and implementation of new development projec
CSN Equipamentos S.A (2)			99.99	Rental of commercial and industrial machinery and equipment
CBSI - Companhia Brasileira de Serviços de Infraestrutura	3,752,291	99.99	100.00	Equity interests and product sales and iron ore

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (3)			100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		87.52	87.52	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (4)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
Transnordestina Logística S.A. (5)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A (2)	1,117	50.00		Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (4)		16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	46,994,971	20.00	20.00	Metallurgy and Equity interests

(*) Dormant companies, therefore, they are presented in note 8.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income are disclosed;

1.	On June 29, 2020, CSN Islands XI Corp. was renamed as CSN Inova Ventures.

2.	On June 26, 2020, CSN Equipamentos S.A. was renamed as Equimac S.A and its paid-up capital was increased by a new shareholder called Unidas Guindastes Eireli. Accordingly, CSN was diluted and its share in Equimac’s capital was decreased to 50%.

3.	The company was liquidated on March 11, 2020;

4.	As of September 30, 2020 and December 31, 2019, the Company directly owned 63,377,198 common shares, 26.611,282 preferred shares class A and 36,765,916 preferred shares class B and indirectly owned 63,338,872 common shares, 25.802,872 preferred shares class A and 37,536,000 preferred shares class B of MRS Logistica S.A.

5.	As of September 30, 2020, the Company held 24,168,304 common shares and 501,789 preferred shares Class B.

•	Exclusive funds

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	Equity interests (%)
Exclusive funds	09/30/2020	12/31/2019	Core business
Direct interest: full consolidation
Diplic II- Fundo de investimento multimercado crédito privado	100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado	100.00	100.00	Investment fund
VR1 - Fundo de investimento multimercado crédito privado	100.00	100.00	Investment fund

2.d) COVID-19 effects

As of December 31, 2019, the first cases of Covid-19 arose in many countries and in March 2020 the WHO (World Health Organization) declared the pandemic of the virus. From the beginning of the pandemic, the Company has adopted several precautionary measures to reduce exposure of its employees and assure the continuity of its businesses. All employees in conditions of vulnerability (group of risk) have been identified and set on vacations together with many others with the purpose of reducing around 50% of the corporate staff in the Company’s premises. Additionally, we provided masks to our employees, placed hand sanitizers in all our premises and, also, circulate internal communications with preventive measures with the purpose of reinforcing the hygiene protocols recommended by the authorities.

Also, the Company continues assessing in details the effects caused by the Covid-19 pandemic in its businesses due to the sharp decrease in the economic activities in Brazil since the end of March 2020, which imposed restrictions and measures of social distancing with the purpose of reducing the virus circulation. Many of those restrictive measures have been already attenuated by the competent authorities and the Company expects no significant impacts in its businesses.

The Company’s economic activity is directly linked to the steel products demand in the automotive, domestic and civil construction segments, as well as in the iron ore’s in the domestic and international markets. Any reduction in the activities of those segments could affect the demand and the prices of our products and bring relevant impacts in our financial position and results.

The potential economic effects of Covid-19 in the Company are presented below:

a) Operating effects

The 2020 budget of investments has been revised considering the adverse effects of a global economic deacceleration and, consequently, the amount of investments has been reduced since priority is given to primary sustaining investments to maintain our current conditions in the operating capacity, environmental and security.

In the beginning of June 2020, the Company turned off the blast furnace No.2 in the Presidente Vargas steelplant (UPV), in the city of Volta Redonda – RJ. The decision was based on the weak global economic scenario since CSN is a major supplier of raw material to the automotive, appliances and civil construction industries. However, blast furnace No.3 has been recently refurbished and has supplied the current demand that continues expanding. Additionally, the Company is preparing to turn on the blast furnace No.2 by the end of November 2020.

The pandemic effects were most perceived in the second quarter of 2020, when caused some impacts in our activities, more precisely in the steel revenues. Other segments have not experienced any significant impacts.

The Company’s rail and seaborne logistics also did not experience any impacts as well as the Company’s supply chain that could have caused interruptions in its operating activities.

b) Assets recovery and financial and non-financial liabilities

The pandemic has not caused any significant impacts in the fair value of our assets and liabilities, except for a temporary adverse negative impact in the market value of our Usiminas’ shares that, as of March 31, 2020, had accumulated losses of R$962 million in that quarter, which were fully recovered and accumulated a gain of R$97 million as of September 30, 2020. It is not possible to predict the actual impact of the pandemic in the Company’s businesses. In limit situations, certain covenants or special obligations applicable to our debt instruments may be achieved. The Company closely monitors the indicators to avoid the risks to its financial position.

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There are no relevant impacts in the Company’s financial assets. A portion of the receivables that had been postponed was fully received until the end of the second quarter of 2020. The default rate of the Company’s receivables has not changed significantly and is not expected to change in the future.

Our portfolio of investments and the nature of our industrial plants have long-term characteristics. The long-term operating and economic context in which the Company is inserted gives us more flexibility in the strategies and plans to mitigate the risks and effects of the pandemic and, accordingly, ensure the maintenance of recoverability expected from our non-financial assets, such as equity instruments, property, plant and equipment and tax credits. In the beginning of the pandemic we realized stressing tests playing with many assumptions of our business projections, especially for the years 2020 and 2021. Those stressed assumptions were revalidated and remained unchanged during the second and third quarters and, accordingly, we did not identify any impairment losses that should be recognized in our financial information as of September 30, 2020.

According to orientations given by the Brazilian Securities and Exchange Commission (CVM), the Company assessed effects that eventually could have a relationship with its business continuity and accounting estimates. Despite we have perceived some adverse effects in the beginning of the pandemic, they did not put risks of continuity nor of changes to our accounting estimates that could produce significant effects in the Company’s businesses and, consequently, in the financial position.

The Company maintains in its entirety the production and sales projections for the medium and long term.

3.	CASH AND CASH EQUIVALENTS
		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Current
Cash and cash equivalents
Cash and banks	4,737,275	496,769	2,088,814	99,835

Short-term investments
In Brazil:
Government securities	341	69,093	60	735
Private securities	986,440	462,831	281,479	291,537
	986,781	531,924	281,539	292,272
Abroad:
Private securities	372	60,262	373
Total short-term investments	987,153	592,186	281,912	292,272
Cash and cash equivalents	5,724,428	1,088,955	2,370,726	392,107

The funds available established in Brazil, are basically invested in private securities and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the funds through exclusive fund investments, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds is invested abroad in Time Deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

4.	FINANCIAL INVESTMENTS

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				Consolidated				Parent Company
	Current		Non Current		Current		Non Current
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Private securities (1)	587,439	481,409			565,595	481,409
Government securities (2)	5,879	37,144			1,066	395
Usiminas shares (3)	2,212,063	2,114,620			2,212,063	2,114,620
Bonds (4)			131,317	95,719			131,317	95,719
	2,805,381	2,633,173	131,317	95,719	2,778,724	2,596,424	131,317	95,719

1.	Restricted financial investments linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.
2.	Investments in National Treasury Bills (LFT) managed by its exclusive funds.
3.	A portion of Usiminas’ shares is given as guarantee to a portion of the Company’s debt.
4.	Bonds issued by Fibra with maturity in February 2028.

5.	TRADE RECEIVABLES

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Trade receivables
Third parties
Domestic market	1,055,999	1,118,632	762,172	852,434
Foreign market	1,723,894	1,003,905	110,095	62,833
	2,779,893	2,122,537	872,267	915,267
Allowance for doubtful debts	(268,721)	(245,194)	(164,663)	(167,247)
	2,511,172	1,877,343	707,604	748,020
Related parties (note 17 a)	157,197	170,588	1,042,607	943,623
	2,668,369	2,047,931	1,750,211	1,691,643

In accordance with the sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction in the consolidated totals R$51,930 as of September 30, 2020 (R$51,161 as of December 31, 2019) and in the Parent Company R$43,219 (R$47,994 as of December 31,2019).

The gross balance of receivables from third parties is comprised as follows:

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Current	2,506,615	1,739,746	700,762	731,377
Past-due up to 30 days	53,246	132,845	13,871	9,089
Past-due up to 180 days	24,801	23,877	19,251	6,684
Past-due over 180 days	195,231	226,069	138,383	168,117
	2,779,893	2,122,537	872,267	915,267

The changes in the Company’s allowance for doubtful accounts are as follows:

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Opening balance	(245,194)	(237,352)	(167,247)	(176,855)
Estimated (losses)	(40,003)	(43,313)	(9,165)	(18,540)
Recovery of receivables	16,476	35,471	11,749	28,148
Closing balance	(268,721)	(245,194)	(164,663)	(167,247)

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6.	INVENTORIES

	Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Finished goods	1,731,362	1,691,842	829,488	1,141,385
Work in progress	1,030,400	1,294,369	804,636	1,081,050
Raw materials	1,372,857	1,493,129	924,847	1,021,350
Storeroom supplies	932,731	902,135	514,021	502,591
Advances to suppliers	79,682	35,828	73,904	31,541
Provision for losses	(111,744)	(134,553)	(36,174)	(41,201)
	5,035,288	5,282,750	3,110,722	3,736,716

The changes in the provision for inventory losses are as follows:

	Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Opening balance	(134,553)	(157,754)	(41,201)	(45,076)
Reversal / (losses) for slow-moving and obsolescence	22,809	23,201	5,027	3,875
Closing balance	(111,744)	(134,553)	(36,174)	(41,201)

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7.	OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Judicial deposits (note 15)			372,526	328,371			250,818	224,300
Credits with the PGFN (1)				46,774				46,774
Recoverable taxes (2)	1,953,337	1,282,415	893,568	2,119,940	1,761,045	1,129,584	685,987	1,907,420
Prepaid expenses	164,588	107,428	117,083	126,213	110,472	82,664	98,165	110,099
Prepaid expenses with sea freight (3)		96,305
Actuarial asset - related party (note 17 a)			13,714	13,714
Derivative financial instruments (note 12 I)	1,010	1,364		4,203				4,203
Securities held for trading (note 12 I)	2,866	4,034			2,763	3,875
Iron ore inventory (4)			312,281	144,499
Northeast Investment Fund – FINOR			199	199			199	199
Loans with related parties (nota 17 a e 12 I)			960,211	846,300	10,417		1,025,906	883,394
Other receivables from related parties (note 17 a)	1,829	1,830	593,996	428,672	13,767	14,770	828,005	674,800
Other receivables (note 12 I)			2,445	7,059			1,003	1,109
Eletrobrás compulsory loan (note 12 I)			843,376	845,284			842,686	844,438
Dividends receivables (note 17 a)	45,153	44,554			229,379	33,447
Employee debts	37,866	33,045			24,316	20,657
Receivables by indemnity (6)			512,754				512,754
Others	101,824	102,021	146,185	146,326	660	17,979	146,184	146,326
	2,308,473	1,672,996	4,768,338	5,057,554	2,152,819	1,302,976	4,391,707	4,843,062

1.	Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). As of September 30, 2020, the Company reclassified the amount to judicial deposits.

2.	Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts unduly paid under these taxes from 2001 to 2014.

3.	Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

4.	Long-term iron ore inventories that will be used after the construction of new processing plants, which will produce pellet feed. In 2020, the Company defined the project to build a new plant to process itabirito, which until 2019 was taken as a sterile and, accordingly, the ore started to be recognized as inventory in the non-current asset.

5.	Refers to a virtually certain receivable, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount recognized, the Company continues seeking alternatives to recover additional unrecognized credits over R$350 million at the Company’s best estimates.

6.	Refers to a receivable arising from the res judicata favorable decision to the Company to compensate losses and damages caused by recurring failures in the supply of energy in our plants from January 1991 to June 2002, that was recognized as Other Operating Income the amount of R$147,612 and as financial income the amount of R$365,142. See further details in Notes 21 and 22, respectively.

8.	INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2019 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of September 30, 2020.

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8.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

The balances of assets, liabilities and shareholders’ equity as well as the amounts of profit/(loss) for the period are stated at the ownership interest CSN holds in each entity.

					09/30/2020				12/31/2019	09/30/2019
Companies	Participation in					Participation in
	Assets	Liabilities	Shareholders’ equity	Fair Value (*)	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Fair Value (*)	Profit /(Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	518,302	3,211,799	(2,693,497)		(846,288)	361,540	2,208,748	(1,847,208)		(227,603)
CSN Inova Ventures	8,605,448	9,239,772	(634,324)		(400,046)	3,997,823	4,232,102	(234,279)		(81,109)
CSN Islands XII Corp.	2,809,255	5,648,380	(2,839,125)		(1,021,993)	2,219,057	4,036,189	(1,817,132)		(327,061)
CSN Steel S.L.U.	4,786,410	43,368	4,743,042		585,879	3,642,029	135,672	3,506,357		6,435
Sepetiba Tecon S.A.	749,018	443,610	305,408		2,155	719,750	406,738	313,012		(3,496)
Minérios Nacional S.A.	209,211	77,585	131,626		45,826	141,442	52,275	89,167		22,903
Valor Justo - Minérios Nacional			2,123,507		-			2,123,507
Estanho de Rondônia S.A.	53,906	77,993	(24,087)		(14,143)	49,860	59,804	(9,944)		(7,785)
Companhia Metalúrgica Prada	759,925	619,672	140,253		(40,927)	735,887	589,658	146,229		80,534
CSN Mineração S.A.	16,952,029	7,614,882	9,337,147		2,353,267	13,888,599	5,698,541	8,190,058		2,583,898
CSN Energia S.A.	126,680	72,995	53,685		(7,875)	98,866	37,306	61,560		6,775
FTL - Ferrovia Transnordestina Logística S.A.	484,973	260,756	224,217		(28,986)	500,984	247,780	253,204		(35,761)
Companhia Florestal do Brasil	52,202	1,607	50,595		(1,325)	52,939	19,586.0	33,353		(40)
Nordeste Logística	74	56	18		(3)	82	60	22		(2)
CSN Equipamentos S. A.						1		1
CBSI - Companhia Brasileira de Serviços de Infraestrutura	89,118	78,881	10,237		(1,057)	82,332	70,942	11,390		4,326
	36,196,551	27,391,356	10,928,702		624,484	26,491,191	17,795,401	10,819,297		2,022,014
Joint-venture and Joint-operation
Itá Energética S.A.	269,888	19,666	250,222		6,700	259,777	16,255	243,522		4,165
MRS Logística S.A.	1,991,186	1,188,533	802,653		37,920	2,073,125	1,308,439	764,686		85,908
Transnordestina Logística S.A.	4,594,295	3,429,503	1,164,792	271,116	(24,264)	4,398,434	3,209,378	1,189,056	271,116	(15,159)
Equimac S.A	7,865	228	7,637		(68)
	6,863,234	4,637,930	2,225,304	271,116	20,288	6,731,336	4,534,072	2,197,264	271,116	74,914
Associates
Arvedi Metalfer do Brasil	39,086	32,319	6,767		(5,956)	44,435	31,712	12,723		(520)
	39,086	32,319	6,767		(5,956)	44,435	31,712	12,723		(520)
Classified at fair value through profit or loss (note 12l)
Panatlântica			50,171					47,300
			50,171					47,300
Other investments
Profits on subsidiaries' inventories			(54,970)		(36,408)			(18,563)		91,418
Others			78,761		(9,952)			78,763		172
			23,791		(46,360)			60,200		91,590
Total investments			13,505,851		592,456			13,407,900		2,187,998

Classification of investments in the balance sheet
Investments in assets			19,696,884					17,316,463
Investments with negative equity			(6,191,033)					(3,908,563)
			13,505,851					13,407,900

(*) As of September 30, 2020 and December 31, 2019, the net balance of R$271,116 refers to fair value allocation in the loss of control in Transnordestina Logística S.A. in the amount of R$659,105, further impaired in R$387,989 before taxes.

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8.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Opening balance of investments	3,482,974	5,630,613	17,316,463	20,232,005
Opening balance of loss provisions			(3,908,563)	(3,258,138)
Total	3,482,974	5,630,613	13,407,900	16,973,867
Capital increase/acquisition of shares	1,461	27,909	54,978	66,621
Dividends (1)		(94,603)	(1,144,266)	(4,166,291)
Comprehensive income (2)	6,337	(2,592)	591,912	31,441
Equity pickup (3)	45,533	175,524	592,456	2,720,437
Update of shares measured at fair value through profit or loss (Note 12 II)	2,871	(118,780)	2,871	(118,780)
Reclassification of Usiminas’ shares		(2,114,620)		(2,114,620)
Goodwill from acquisition of 50% interest of CBSI				15,225
Consolidation of CBSI		(8,775)
Amortization of fair value - investment MRS	(8,810)	(11,747)
Others	113	45
Closing balance of investments	3,530,479	3,482,974	19,696,884	17,316,463
Balance of provision for investments with negative equity			(6,191,033)	(3,908,563)
Total	3,530,479	3,482,974	13,505,851	13,407,900

1.	In 2020, refers mainly to dividends from the subsidiary CSN Mineração in the amount of R$1.140.996.
2.	Refers to a translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.
3.	The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

		Consolidated
	09/30/2020	09/30/2019

Equity in results of affiliated companies
MRS Logística S.A.	75,821	171,772
CBSI - Companhia Brasileira de Serviços de Infraestrutura		4,326
Transnordestina Logística S.A.	(24,264)	(15,159)
Arvedi Metalfer do Brasil S.A.	(5,956)	(520)
Equimac S.A.	(68)
Others		14
	45,533	160,433
Eliminations
To cost of sales	(26,599)	(49,714)
To taxes	9,044	16,903
Others
Amortizated at fair value - Investment in MRS	(8,810)	(8,810)
Others	(9,952)	156
Equity in results	9,216	118,968

8.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

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	09/30/2020				12/31/2019
	Joint-Venture			Joint-Operation	Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Itá Energética
	34.94%	47.26%	50.00%	48.75%	34.94%	47.26%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,492,726	186	2,818	56,049	670,296	17,166	65,793
Advances to suppliers	40,190	2,960		373	20,100	3,240	363
Other current assets	505,277	48,831		72,768	1,326,281	59,405	15,955
Total current assets	2,038,193	51,977	2,818	129,190	2,016,677	79,811	82,111
Noncurrent Assets
Other non-current assets	619,248	222,212	653	22,467	789,562	258,391	24,361
Investments, PP&E and intangible assets	8,025,230	9,446,881	12,258	401,960	8,316,033	8,968,447	426,403
Total non-current assets	8,644,478	9,669,093	12,911	424,427	9,105,595	9,226,838	450,764
Total Assets	10,682,671	9,721,070	15,729	553,617	11,122,272	9,306,649	532,875

Current Liabilities
Borrowings and financing	775,827	156,233			653,784	103,877
Lease liabilities	270,269				256,034
Other current liabilities	547,958	132,873	455	25,354	1,561,684	171,821	16,793
Total current liabilities	1,594,054	289,106	455	25,354	2,471,502	275,698	16,793
Noncurrent Liabilities
Borrowings and financing	2,407,325	6,372,355			2,369,615	6,084,424
Lease liabilities	1,482,688				1,650,758
Other non-current liabilities	892,385	595,025		14,988	527,871	430,603	16,550
Total non-current liabilities	4,782,398	6,967,380		14,988	4,548,244	6,515,027	16,550
Shareholders’ equity	4,306,219	2,464,584	15,274	513,275	4,102,526	2,515,924	499,532
Total liabilities and shareholders’ equity	10,682,671	9,721,070	15,729	553,617	11,122,272	9,306,649	532,875

	01/01/2020 a 09/30/2020				01/01/2019 a 09/30/2019
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	47.26%	50.00%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	2,614,613	35	650	125,369	2,499,115	210,754		120,493
Cost of sales and services	(1,847,542)		(502)	(55,685)	(1,782,914)	(184,737)		(61,991)
Gross profit	767,071	35	148	69,684	716,201	26,017		58,502
Operating (expenses) income	(236,017)	(34,342)	(281)	(48,776)	183,378	(9,882)	(16,216)	(46,497)
Finance income (costs), net	(219,551)	(17,033)	(1)	(109)	(200,106)	(1,079)	(16,139)	914
Income before income tax and social contribution	311,503	(51,340)	(134)	20,799	699,473	15,056	(32,355)	12,919
Current and deferred income tax and social contribution	(108,064)		(1)	(7,056)	(238,579)	(6,404)		(4,375)
Profit / (loss) for the period	203,439	(51,340)	(135)	13,743	460,894	8,652	(32,355)	8,544

•	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under discussion with the responsible agencies; however, TLSA management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The Company’s management considers funding from the shareholders and third parties to complete the construction, which are expected to be available based on the previous agreements and on recent discussions among the parties. After assessing the matter, management concluded as adequate the operating continuity of the Project in the quarterly financial information as of September 30, 2020.

The assumptions used to evaluate the impairment test in December 2019 remain valid and there is no event to justify the recognition of impairment in the quarter.

•      EQUIMAC S.A.

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In August 2019 we incorporated the company CSN Equipamentos S.A., on June 26, 2020, it was renamed as Equimac S.A. The company was formed by Unidas Guindastes Eireli and CSN, each with the 50% interest in the equity capital of the Equimac joint venture, which is located in the city of São Paulo and aims to the main rental of commercial and industrial machinery and equipment. As of September 30, 2020, the share capital Equimac's paid-in amount is R $ 15,409.

8.d) Investment properties:

As of September 30, 2020, the balance of investment properties can be shown as follows:

	Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2019	68,877	32,318	101,195	65,698	20,030	85,728
Cost	68,877	53,816	122,693	65,698	41,528	107,226
Accumulated depreciation		(21,498)	(21,498)		(21,498)	(21,498)
Balance at December 31, 2019	68,877	32,318	101,195	65,698	20,030	85,728
Acquisitions	28,733	32,864	61,597	28,733	32,864	61,597
Depreciation		(2,076)	(2,076)		(1,591)	(1,591)
Balance at September 30, 2020	97,610	63,106	160,716	94,431	51,303	145,734
Cost	97,610	86,680	184,290	94,431	74,392	168,823
Accumulated depreciation		(23,574)	(23,574)		(23,089)	(23,089)
Balance at September 30, 2020	97,610	63,106	160,716	94,431	51,303	145,734

The Company’s management estimated the market value of the investment properties for the year ended December 31, 2019. As of September 30, 2020, we used the same estimate increased by the new items aggregated to the portfolio in the semester, reaching the total amount of R$1,842,616 in the consolidated (R$1,781,019 as of December 31, 2019) and R$1,775,428 in the Parent Company (R$1,713,831 as of December 31, 2019).

The average useful lives are estimated as follows (in years):

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Buildings	27	21	28	21

9.	PROPERTY, PLANT AND EQUIPMENT

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	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Cost	226,949	4,250,471	24,372,514	170,229	3,217,052	531,044	386,144	33,154,403
Accumulated depreciation		(1,188,233)	(11,768,895)	(141,774)		(58,699)	(295,858)	(13,453,459)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Effect of foreign exchange differences	34,128	68,988	204,297	2,547	7,198	4,927	17,713	339,798
Acquisitions	495	308	107,443	544	1,066,541		1,948	1,177,279
Capitalized interest (notes 22 and 25)					68,945			68,945
Write-offs (note 21)	(188)		(630)		(9)	(2,701)	(1,188)	(4,716)
Depreciation (note 20)		(115,411)	(1,132,927)	(4,397)		(45,899)	(19,128)	(1,317,762)
Transfers to other asset categories		34,458	679,695	210	(725,616)		11,253
Transfers to intangible assets					(551)			(551)
Right of use - Remeasurement						70,381		70,381
Others			(401)	(12)	(6)	(248)	67	(600)
Balance at September 30, 2020	261,384	3,050,581	12,461,096	27,347	3,633,554	498,805	100,951	20,033,718
Cost	261,384	4,423,978	25,912,975	184,055	3,633,554	598,705	412,069	35,426,720
Accumulated depreciation		(1,373,397)	(13,451,879)	(156,708)		(99,900)	(311,118)	(15,393,002)
Balance at September 30, 2020	261,384	3,050,581	12,461,096	27,347	3,633,554	498,805	100,951	20,033,718

	Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2019	30,408	1,023,454	7,596,294	10,473	1,536,581	44,173	24,701	10,266,084
Cost	30,408	1,309,542	14,333,445	98,103	1,536,581	66,435	131,753	17,506,267
Accumulated depreciation		(286,088)	(6,737,151)	(87,630)		(22,262)	(107,052)	(7,240,183)
Balance at December 31, 2019	30,408	1,023,454	7,596,294	10,473	1,536,581	44,173	24,701	10,266,084
Acquisitions			49,694	13	518,837		69	568,613
Capitalized interest (notes 22 and 25)					22,094			22,094
Write-offs (note 21)	(188)					(1,288)		(1,476)
Depreciation (note 20)		(26,090)	(595,670)	(1,673)		(16,083)	(3,480)	(642,996)
Transfers to other asset categories		3,507	360,721		(371,405)		7,177
Capital increase	(1,267)	(28,307)	(5,377)					(34,951)
Right of use - Remeasurement						8,806		8,806
Others						(114)	66	(48)
Balance at September 30, 2020	28,953	972,564	7,405,662	8,813	1,706,107	35,494	28,533	10,186,126
Cost	28,953	1,283,374	14,707,372	98,114	1,706,107	70,452	139,438	18,033,810
Accumulated depreciation		(310,810)	(7,301,710)	(89,301)		(34,958)	(110,905)	(7,847,684)
Balance at September 30, 2020	28,953	972,564	7,405,662	8,813	1,706,107	35,494	28,533	10,186,126

(*) Refer basically to: i) in the consolidated chart: railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories; (ii) in the Parent Company chart: leasehold improvements, vehicles and hardware.

(i)	Rights of Use

The changes of the rights of use as of September 30, 2020 is as follows:

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Cost	401,746	73,344	39,455	16,499	531,044
Accumulated depreciation	(21,180)	(9,190)	(15,311)	(13,018)	(58,699)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Effect of foreign exchange differences		1,170	3,382	375	4,927
Addition	9,327	10,705	6,993	2,344	29,369
Remeasurement	32,671	(1,440)		9,781	41,012
Depreciation	(17,947)	(6,109)	(13,755)	(8,088)	(45,899)
Write-offs	(2,354)	(318)		(29)	(2,701)
Transfers to other asset categories		(4,574)	3,878	696
Others				(248)	(248)
Balance at September 30, 2020	402,263	63,588	24,642	8,312	498,805
Cost	435,296	77,076	56,235	30,098	598,705
Accumulated depreciation	(33,033)	(13,488)	(31,593)	(21,786)	(99,900)
Balance at September 30, 2020	402,263	63,588	24,642	8,312	498,805

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	Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	30,145	13,580	448	44,173
Cost	37,719	25,719	2,997	66,435
Accumulated depreciation	(7,574)	(12,139)	(2,549)	(22,262)
Balance at December 31, 2019	30,145	13,580	448	44,173
Addition	5,672		1,048	6,720
Remeasurement	83		2,003	2,086
Depreciation	(7,462)	(8,621)		(16,083)
Write off	(1,288)			(1,288)
Others			(114)	(114)
Balance at September 30, 2020	27,150	4,959	3,385	35,494
Cost	38,799	25,719	5,934	70,452
Accumulated depreciation	(11,649)	(20,760)	(2,549)	(34,958)
Balance at September 30, 2020	27,150	4,959	3,385	35,494

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Buildings	37	38	39	41
Machinery, equipment and facilities	20	21	23	22
Furniture and fixtures	12	12	13	12
Others	10	14	12	14

9.a) Capitalized Interest

A part of the debt costs were capitalized in the amount of R$68,495 in the consolidated and R$22,094 in the Parent Company as of September 30, 2020 (as of September 30, 2019, R$61,040 in the consolidated and R$16,126 in the Parent Company). Those costs are capitalized, primarily, in the mining projects such as: (i) expansion of Casa de Pedra (MG) and TECAR (RJ), see Notes 22 and 25. The monthly average interest rate of the unespecified projects in the nine-month period ended September 30, 2020 was 0.47% (0.56% as of September 30, 2019).

10.	INTANGIBLE ASSETS

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781	48,052	4,086	52,138
Cost	3,846,563	585,407	171,152	153,103	3,189,789	1,564	7,947,578	131,795	4,088	135,883
Accumulated amortization	(131,077)	(339,268)	(117,293)		(18,829)		(606,467)	(83,743)	(2)	(83,745)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781	48,052	4,086	52,138
Effect of foreign exchange differences		105,728	672	70,381		718	177,499
Acquisitions and expenditures			950				950
Transfer of property, plant and equipment			551				551
Amortization (note 20)		(45,879)	(8,377)		(2,339)		(56,595)	(5,848)	(3)	(5,851)
Balance at September 30, 2020	3,606,156	305,988	47,655	223,484	3,168,621	2,282	7,354,186	42,204	4,083	46,287
Cost	3,846,563	853,871	184,015	223,484	3,189,789	2,282	8,300,004	131,795	4,088	135,883
Accumulated amortization	(131,077)	(547,883)	(136,360)		(21,168)		(836,488)	(89,591)	(5)	(89,596)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at September 30, 2020	3,606,156	305,988	47,655	223,484	3,168,621	2,282	7,354,186	42,204	4,083	46,287

(*) Composed mainly by mineral rights with potential of 1,101 million tons (Not audited or reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

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		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Software	9	9	9	9
Customer relationships	13	13

11.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
		Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities
		09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Debt agreements in the international market
Variable interest in US$:
Prepayment	(1)	1,021,906	1,769,975	4,000,666	2,563,928	1,019,193	1,769,055	3,718,631	2,362,393
Fixed interest in US$
Bonds, Perpetual Bonds and ACC	(2)	276,456	2,047,032	19,883,468	10,177,517	34,420	52,986
Intercompany						255,487	1,549,329	14,503,468	7,344,014
Fixed interest in EUR
Intercompany						49,930	655	1,663,224	1,241,360
Facility		419,952	223,204	165,330	147,241
		1,718,314	4,040,211	24,049,464	12,888,686	1,359,030	3,372,025	19,885,323	10,947,767

Debt agreements in Brazil
Securities with variable interest in R$:
BNDES/FINAME, Debentures, NCE and CCB	(3)	1,911,709	1,086,985	8,611,371	10,049,783	1,683,893	1,026,230	7,544,951	8,799,642
Securities with fixed interest in R$:
Intercompany			25,038				25,038	18,210	27,507
		1,911,709	1,112,023	8,611,371	10,049,783	1,683,893	1,051,268	7,563,161	8,827,149
Total Borrowings and Financing		3,630,023	5,152,234	32,660,835	22,938,469	3,042,923	4,423,293	27,448,484	19,774,916
Transaction Costs and Issue Premiums		(31,486)	(26,391)	(101,219)	(97,276)	(29,059)	(26,453)	(61,965)	(72,296)
Total Borrowings and Financing + Transaction cost		3,598,537	5,125,843	32,559,616	22,841,193	3,013,864	4,396,840	27,386,519	19,702,620

(1)	In May 2020, the Company concluded the debt rollover of US$236 million, equivalent to R$1,282 million, with the Banco do Brasil, related to prepayments, moving the maturities from May 2020 and March 2021 to January 2022. In July 2020, the Company also concluded the rollover of export prepayments in the amount of US$75 million equivalent to R$390 million, moving a portion of the maturities in July 2020 and January 2021 to July 2021 and January 2022, respectively.

(2)	In January 2020, the Company issued debt securities in the foreign market (“Notes”), through its subsidiary CSN IslandsXI Corp, in the amount of US$1 billion, with maturity for 2028 and interest rate of 6.75% per year. A portion of the funds, in the amount of US$263 million, was used to repurchase (“Tender Offer”) the Notes issued by CSN Resources S.A. with maturity for 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

(3)	In June 2020, the Company concluded the debt rollover with Caixa Econômica Federal in the amount of R$300 million, moving the maturities from June and September 2020 to 2021, 2022 and 2023.

The following table shows the average interest rate:

		Consolidated		Parent Company
		09/30/2020		09/30/2020
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	6.66%	25,182,496	3.26%	19,531,199
EUR	1.50%	585,282	3.88%	1,713,154
R$	2.85%	10,523,080	2.80%	9,247,054
		36,290,858		30,491,407

(i) In order to determine the average interest rates for debt contracts with floating rate, the Company used the rates applied as of September 30, 2020. In the parent company was considered the interest rates of intercompany contracts.

11.a) Maturities of borrowings, financing and debentures presented in current and noncurrent liabilities

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			Consolidated			Parent Company
			09/30/2020			09/30/2020
			Principal			Principal
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2020	1,049,920	168,830	1,218,750	604,592	148,795	753,387
2021	1,356,171	2,626,841	3,983,012	1,425,681	2,241,915	3,667,596
2022	2,901,430	2,863,359	5,764,789	7,799,599	2,531,054	10,330,653
2023	5,608,684	3,041,149	8,649,833	1,715,867	2,686,312	4,402,179
2024	185,754	1,240,585	1,426,339	4,853,402	1,056,670	5,910,072
2025		68,595	68,595	1,008,873	68,587	1,077,460
After 2015	9,025,119	513,721	9,538,840	3,836,339	513,721	4,350,060
Perpetual bonds	5,640,700		5,640,700
	25,767,778	10,523,080	36,290,858	21,244,353	9,247,054	30,491,407

11.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Opening balance	27,967,036	28,827,074	24,099,460	24,161,596
New debts	6,027,352	10,149,381	2,502,457	6,798,683
Repayment	(5,320,116)	(11,775,093)	(2,413,800)	(7,431,176)
Payments of charges	(1,577,315)	(2,039,112)	(766,529)	(1,400,496)
Accrued charges (Note 22)	1,518,505	1,996,305	793,898	1,376,862
Consolidation of CBSI		19,722
Others (1)	7,542,691	788,759	6,184,897	593,991
Closing balance	36,158,153	27,967,036	30,400,383	24,099,460

1.Includes unrealized exchange and monetary variations and cost of transactions.

In 2020, the Group raised and paid borrowings as shown below:

•      Funding raised and amortizations:

			Consolidated
			09/30/2020
Nature	New debts	Repayment	Interest payment
Prepayment		(833,712)	(188,961)
Bonds, Perpetual bonds, ACC and Facility	6,006,454	(4,031,955)	(1,017,710)
BNDES/FINAME, Debentures, NCE and CCB	20,898	(454,449)	(370,644)
	6,027,352	(5,320,116)	(1,577,315)

•	Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and financial indicators, besides the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case certain financial indicators reach the levels set out in such agreements.

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12.	FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company can operate with various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also can operate into derivative transactions, currency swap and interest rate swap.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of short time. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

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•	Classification of financial instruments

							Consolidated
Consolidated		09/30/2020			12/31/2019
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		5,724,428	5,724,428		1,088,955	1,088,955
Short-term investments	4	2,212,063	593,318	2,805,381	2,114,620	518,553	2,633,173
Trade receivables	5		2,668,369	2,668,369		2,047,931	2,047,931
Dividends and interest on equity receivable	7		45,153	45,153		44,554	44,554
Derivative financial instruments	7	1,010		1,010	1,364		1,364
Trading securities	7	2,866		2,866	4,034		4,034
Total		2,215,939	9,031,268	11,247,207	2,120,018	3,699,993	5,820,011

Non-current
Short-term investments	4		131,317	131,317		95,719	95,719
Other trade receivables	7		2,445	2,445		7,059	7,059
Eletrobrás compulsory loan	7		843,376	843,376		845,284	845,284
Receivables by indemnity	7		512,754	512,754
Loans - related parties	7		960,211	960,211		846,300	846,300
Investments	8	50,171		50,171	47,300		47,300
Derivative financial instruments	7				4,203		4,203
Total		50,171	2,450,103	2,500,274	51,503	1,794,362	1,845,865

Total Assets		2,266,110	11,481,371	13,747,481	2,171,521	5,494,355	7,665,876

Liabilities
Current
Borrowings and financing	11		3,630,023	3,630,023		5,152,234	5,152,234
Trade payables			4,560,230	4,560,230		3,012,654	3,012,654
Trade payables -drawee risk	13		605,385	605,385		1,121,312	1,121,312
Dividends and interest on capital	13		40,977	40,977		13,252	13,252
Leases	13.a		84,675	84,675		35,040	35,040
Derivative financial instruments	(*)	263,283		263,283
Total		263,283	8,921,290	9,184,573		9,334,492	9,334,492

Non-current
Borrowings and financing	11		32,660,835	32,660,835		22,938,469	22,938,469
Derivative financial instruments		125,051		125,051
Leases	13.a		420,014	420,014		439,350	439,350
Total		125,051	33,080,849	33,205,900		23,377,819	23,377,819

Total Liabilities		388,334	42,002,139	42,390,473		32,712,311	32,712,311

(*) The derivative financial instrument was designated as a cash flow hedge and, accordingly, the amounts related to the highly probable future shipping of iron ore is recognized as Other Comprehensive Income, in the net equity, and are reclassified to income at the moment the future transactions occur (for further details see Item 12.b below).

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							Parent Company
Parent Company		09/30/2020			12/31/2019
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		2,370,726	2,370,726		392,107	392,107
Short-term investments	4	2,212,063	566,661	2,778,724	2,114,620	481,804	2,596,424
Trade receivables	5		1,750,211	1,750,211		1,691,643	1,691,643
Dividends and interest on equity receivable	7		229,379	229,379		33,447	33,447
Trading securities	7	2,763		2,763	3,875		3,875
Loans - related parties	8		10,417	10,417
Total		2,214,826	4,927,394	7,142,220	2,118,495	2,599,001	4,717,496

Non-current
Short-term investments	4		131,317	131,317		95,719	95,719
Other trade receivables	7		1,003	1,003		1,109	1,109
Eletrobrás compulsory loan	7		842,686	842,686		844,438	844,438
Receivables by indemnity	7		512,754	512,754
Loans - related parties	7		1,025,906	1,025,906		883,394	883,394
Investments	8	50,171		50,171	47,300		47,300
Derivative financial instruments	7				4,203		4,203
Total		50,171	2,513,666	2,563,837	51,503	1,824,660	1,876,163

Total Assets		2,264,997	7,441,060	9,706,057	2,169,998	4,423,661	6,593,659

Liabilities
Current
Borrowings and financing	11		3,042,923	3,042,923		4,423,293	4,423,293
Trade payables			3,927,712	3,927,712		2,506,244	2,506,244
Trade payables -drawee risk	13		573,153	573,153		1,121,312	1,121,312
Dividends and interest on capital	13		13,075	13,075		13,252	13,252
Leases	13.a		14,230	14,230		17,269	17,269
Total			7,571,093	7,571,093		8,081,370	8,081,370

Non-current
Borrowings and financing	11		27,448,484	27,448,484		19,774,916	19,774,916
Derivative financial instruments		125,051		125,051
Leases	13.a		21,105	21,105		28,671	28,671
Total		125,051	27,469,589	27,594,640		19,803,587	19,803,587

Total Liabilities		125,051	35,040,682	35,165,733		27,884,957	27,884,957

•	Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

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Consolidated			09/30/2020			12/31/2019
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Financial investments	2,212,063		2,212,063	2,114,620		2,114,620
Derivative financial instruments		1,010	1,010	-	1,364	1,364
Trading securities	2,866	-	2,866	4,034	-	4,034
Non-current
Financial assets at fair value through profit or loss
Investments	50,171	-	50,171	47,300	-	47,300
Derivative financial instruments	-			-	4,203	4,203
Total Assets	2,265,100	1,010	2,266,110	2,165,954	5,567	2,171,521

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments	-	263,283	263,283	-	-	-
Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments	-	125,051	125,051		-	-
Total Liabilities		388,334	388,334		-	-

Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

The Company has investments in common shares (USIM3), preferred shares (USIM5) of Usiminas (“Ações Usiminas”) and shares of Panatlântica S.A (PATI 3), which are designated as fair value through profit or loss.

Usiminas’ shares are classified as a financial investment in the current asset and Panatlântica’s is recognized as non-current investment and are all recorded at fair value based on the market price quotation on the stock exchange (B3 S.A.).

In accordance with the Company's policy, gains and losses arising from changes in the share prices are recorded directly in the statement of income under financial results (Usiminas’ shares) and Other Operating Income and Expenses (Panatlântica shares).

Class of shares	09/30/2020				12/31/2019				09/30/2020
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Quantity	Share price	Closing Balance	Fair value adjustment recognized in profit or loss (note 21 and 22)
USIM3	107,156,651	15.19%	10.24	1,097,284	107,156,651	15.19%	9.87	1,057,636	39,648
USIM5	111,144,456	20.29%	10.03	1,114,779	111,144,456	20.29%	9.51	1,056,984	57,795
				2,212,063				2,114,620	97,443
PATI3	2,065,529	11.31%	24.29	50,171	2,065,529	11.31%	22.90	47,300	2,871
				2,262,234				2,161,920	100,314

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss that have their prices based on the market price.

III - Financial risk management:

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The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company considers to be exposed to foreign currency, interest rate, market prices and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

12.a) Foreign exchange rate, price and interest rate risks:

•	Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of September 30, 2020 is as follows:

		09/30/2020
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	427,996	4,165
Trade receivables	275,424	1,780
Financial investments	23,280	-
Other assets	6,983	6,954
Total Assets	733,683	12,899
Borrowings and financing	(4,464,428)	-
Trade payables	(142,717)	(10,827)
Iron ore derivative	(46,676)	-
Other liabilities	(5,280)	(1,134)
Total Liabilities	(4,659,101)	(11,961)
Foreign exchange exposure	(3,925,418)	938
Cash flow hedge accounting	4,080,341	-
Swap CDI x Dollar	(67,000)	-
Net foreign exchange exposure	87,923	938

CSN uses as strategy hedge accounting, as well as derivative instruments to hedge CSN’s future cash flows.

•	Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

•	Market price risk:

The Company is also exposed to market risks related to volatility of commodity prices and other materials. Based on the risk management policies, risk mitigation strategies with commodities may be used to reduce cash flows volatility. Those strategies may consider derivative instruments, predominantly forward transactions, futures and options instruments.

CSN Mineração uses instruments to hedge the risk of Platts fluctuations, as shown in the topic below.

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In item 12b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

12.b) Hedging instruments: Derivatives and cash flows hedge accounting and net investment hedge in foreign operations:

CSN uses various instruments to hedge foreign exchange, Platts fluctuation and interest rate risks, as shown in the following topics:

•	Portfolio of derivative financial instruments

Exchange rate swap Dollar x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the dollar against the euro.

Exchange rate swap GBP (Sterling Pound) x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the GBP against the euro.

Exchange rate swap CDI x Dollar

The company has derivative operations with Bradesco Bank to hedge its NCE debt raised in September 2019 with maturity in October 2023 in the amount of US$67million (equivalent to R$278milhões), at a cost consistent with that usually praticed by the Company.

							Consolidated
							09/30/2020
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2020
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap Dollar x Euro	11/20/2020	Dollar	14,850	83,879	(82,867)	1,012	(1,314)
Exchange rate swap Dollar x Euro	1/06/2021	Dollar	(201)	1,132	(1,134)	(2)	(2)
Total dollar-to-euro swap			14,649	85,011	(84,001)	1,010	(1,316)

Exchange rate swap GBP x Euro	Settled	GBP	3,956	-	-	-	(602)
Total Swap GBP x Euro			3,956				(602)

Swap CDI x Dollar	10/02/2023	Dollar	(67,000)	289,850	(414,901)	(125,051)	(133,659)
Total Swap CDI x dollar			(67,000)	289,850	(414,901)	(125,051)	(133,659)

				374,861	(498,902)	(124,041)	(135,577)

•	Cash flow hedge accounting

Foreign currency

The Company designates cash flow hedging relationships to hedge highly probable future cash flows against U.S. dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar

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fluctuations on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument.

In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts actually exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

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The table below shows a summary of the hedging relationships as of September 30, 2020:

									09/30/2020
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6805	30,000	(30,000)	(82,374)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.678	35,000	(35,000)	(96,190)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.676	35,000	(35,000)	(96,261)	-
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(41,359)	(49,659)	(45,845)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.285	100,000	(62,500)	(63,060)	(88,339)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.285	30,000	(12,000)	-	(42,403)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(40,000)	-	(138,918)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(10,000)	-	(34,275)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(28,000)	-	(95,970)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(12,000)	-	(41,130)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(12,000)	-	(40,666)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.394	355,000	(276,500)	(338,777)	(176,366)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(820,045)	(306,189)	(815,610)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(247,061)	(329,966)	(2,055,313)
10/1/2020	Bonds without express maturity and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(87,000)	(119,196)	(2,081,479)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2017 - January 2028	4.2064	1,000,000	-	-	(1,434,297)
Total						5,828,806	(1,748,465)	(1,481,672)	(7,090,611)

(*) For the nine-month period ended September 30, 2020 we recognized R$1,481,672 in Other Operating Expenses (R$632,681 for the same period of 2019).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in the cash flow hedge recognized in shareholders’ equity as of September 30, 2020 is as follows:

	12/31/2019	Movimento	Realização	9/30/2020
Cash flow hedge accounting	1,255,770	7,316,513	(1,481,672)	7,090,611

As of September 30, 2020, the hedging relationships established by the Company were effective, according to prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness in the cash flow hedge was recognized.

“Platts” Index

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As of September 30, 2020, the Company has derivative transactions entered into by its subsidiary CSN Mineração, with the purpose of reducing the volatility of its exposure to iron ore price fluctuations. The derivative transactions expire in November 2020. The Company opted to formally designate the hedge and, accordingly, adopted the cash flow hedge accounting. The table below shows the losses recognized from the derivative instrument as of September 30, 2020 in Other Comprehensive Income and, upon realization of the sales of iron ore, the amount reclassified to Other Operating Income and Expenses:

				09/30/2020			09/30/2020
		Appreciation (R$)		Fair value (market)	Other income and expenses	Other comprehensive income	Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
Settled	Platts	-	-	-	(31,678)	-	(136)
10/2/2020	Platts	755,982	(897,945)	(141,963)	(132,997)	-	(8,966)
11/4/2020	Platts	565,946	(663,362)	(97,416)	-	(90,509)	(6,907)
12/2/2020	Platts	157,772	(181,676)	(23,904)	-	(22,403)	(1,501)
		1,479,700	(1,742,983)	(263,283)	(164,675)	(112,912)	(17,510)

The Company opted for adopting hedge accounting to better reflect in the financial statements its strategy behind the derivative instrument entered into. Accordingly, the derivative financial instrument used to fix the Platts index to be applied to the designated highly probable future sales was designated as the hedge instrument, while the highly probable future iron ore sales were designated as the hedged item. The difference between the fixed Platts indexes of the hedge instrument and the Platts index of the SGX Futures Exchange for each period determined in the derivative contract is recognized as Other Comprehensive Income, in the net equity, and reclassified to income when the sales occur.

The Company prepared a formal documentation to support the hedge designation and its alignment with the risk management strategy, identifying the hedge instruments used, the hedged items, the risks being hedged, as well as the hedge effectiveness expected. The hedge transactions were approved by the Board of Directors. The Company permanently monitors the hedge effectiveness using the prospective and the retroactive methods established in IAS 39, comparing the designated amounts with those approved and expected in the budgets and forecasts prepared by management.

With the cash flow hedge accounting of the Platts index, gains or losses raised by the Platts volatility included in the derivative instrument do not affect the results immediately, but upon shipment of the highly probable future sales designated as hedged items.

The amount recognized as Other Comprehensive Income, in the net equity, as of September 30, 2020 was R$112.912 as shown in the table above and referred to shipments to be realized in October and November 2020, which financial settlement will occur on November 4 and December 2, 2020, respectively.

The hedge has been fully effective since its inception.

The changes in the amounts related to the cash flow hedge designation in the net equity as of September 30, 2020 are as follows:

	12/31/2019	Movement	Realization	09/30/2020
Cash flow hedge accounting – “Platts”	-	277,587	(164,675)	112,912
Income tax and social contribution on cash flow hedge accounting	-	(94,379)	55,990	(38,389)
Fair Value of cash flow accounting - Platts, net	-	183,208	(108,685)	74,523

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•	Hedge of net investment in foreign operation

The information related to the net investment hedge abroad did not change in relation that was disclosed in the Company's accounting accounts of December 31, 2019. Accordingly, Management decided not to repeat them in the interim financial information as of September 30, 2020.

On January 31, 2020, the Company repaid the Euro-denominated non-derivative financial liability designated as hedged item. The variations of the hedge recognized in the shareholders’ equity as of September 30, 2020 were R$1,469.

•	Classification of the derivative instruments in the balance sheet and income statement

								09/30/2020	09/30/2019
Instruments	Assets		Liabilities			Other operating income expenses	Other comprehensive income	Financial income (expenses), net (note 22)
	Current	Total	Current	Non-current	Total
Dollar - to - euro swap	1,010	1,010						(1,316)	4,621
Great Britain pound-to-euro swap								(602)
Swap CDI x Dollar				(125,051)	(125,051)			(133,659)	(7,664)
Iron ore derivative			(263,283)		(263,283)	(164,675)	(112,912)	(17,510)
	1,010	1,010	(263,283)	(125,051)	(388,334)	(164,675)	(112,912)	(153,087)	(3,043)

12.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•	Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of September 30, 2020.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				09/30/2020
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.6407	5.6464	7.0509	8.4611
EUR	6.6132	6.6097	8.2665	9.9198
USD x EUR	1.1708	1.1730	1.4635	1.7562

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					09/30/2020
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,925,418)	Dollar	(22,375)	(5,535,526)	(11,071,053)

Cash flow hedge accounting	4,080,341	Dollar	23,258	5,753,995	11,507,990

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Swap CDI x Dollar	(67,000)	Dollar	(382)	(94,482)	(188,963)

Net exchange position	87,923	Dollar	501	123,987	247,974

Net exchange position	938	Euro	(3)	1,549	3,098

Dollar-to-euro swap	14,649	Dollar	(1,709)	31,078	53,144

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – depreciation of Real by 0.10% / Real x Euro – appreciation of Real by 0.05%. Euro x Dollar – depreciation of Euro by 0.19%. Source: quotations from Central Bank of Brazil and Central Bank of Europe on 02/10/2020.

•	Sensitivity analysis of changes in the “Platts” index

The Company presents the scenarios 1 and 2 as 25% and 50% of changes in Platts index volatility as of September 30, 2020.

The effects in income, considering the scenarios 1 and 2, are shown below:

	09/30/2020
Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
10/2/2020 (**)	-	-	-
11/4/2020	(17,921)	(154,312)	(308,624)
12/2/2020	(5,759)	(42,583)	(85,166)
	(23,680)	(196,895)	(393,790)

(*) The probable scenario was calculated considering the Platts index on October 8, 2020 for the maturities on November 4, 2020 and December 2, 2020. Source: Bloomberg.

(**) The transaction was settled on October 2, 2020 in the amount of R$132.997 and there was no change in the Platts index between the dates.

•	Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of September 30, 2020 using as reference the closing date.

The interest rates used in the sensitivity analysis and the scenarios are shown below:

			09/30/2020
Interest	Interest rate	Scenario 1	Scenario 2
CDI	1.90%	2.38%	2.85%
TJLP	4.91%	6.14%	7.37%
LIBOR	0.26%	0.32%	0.39%

The effects in income, considering the scenarios 1 and 2, are shown below:

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						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	1.90	986,439	(9,585,811)	(9,594)	(40,847)	(81,694)
TJLP	4.91		(833,020)	(2,160)	(10,225)	(20,450)
Libor	0.26		(4,974,251)	(48,321)	(3,230)	(6,460)

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of September 30, 2020 recognized in the company's assets and liabilities.

12.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 11.

The following table shows the contractual maturities of financial liabilities and lease liabilities, including accrued interest.

					Consolidated
At September 30, 2020	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 11)	3,630,023	7,336,528	10,144,767	15,179,540	36,290,858
Lease liabilities	84,675	122,671	117,334	180,009	504,689
Derivative financial instruments (note 12 I)	263,283		125,051		388,334
Trade payables (note 12I)	4,560,230				4,560,230
Trade payables – Drawee risk (note 12I)	605,385				605,385

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		09/30/2020		12/31/2019
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	5,648,378	4,939,335	4,036,186	3,706,553
Fixed Rate Notes	14,477,126	14,269,476	8,090,297	8,345,471

(*) Source: Bloomberg

• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

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Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

Thousands of reais	09/30/2020	12/31/2019
Shareholder's equity (equity)	6,342,851	11,361,932
Borrowings and Financing (Third-party capital)	36,158,153	27,967,036
Gross Debit/Shareholder's equity	5.70	2.46

13.	OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Payables to related parties (note 17 a)	44,739	46,063	75,469	88,021	252,463	457,577	261,430	318,967
Derivative financial instruments (note 12 I)	263,283		125,051				125,051
Dividends and interest on capital (note 12I)	40,977	13,252			13,075	13,252
Advances from customers (1)	962,789	787,604	1,937,420	1,845,248	149,328	72,404
Taxes in installments	21,109	19,498	62,008	67,727	9,834	9,777	1,479	1,985
Profit sharing - employees	151,990	162,866			91,046	111,171
Taxes payable			26,456	8,805			21,537	7,319
Provision for consumption and services	202,983	204,299			114,550	132,262
Third party materials in our possession	126,058	78,820			110,565	61,976
Trade payables - Drawee Risk (2)	605,385	1,121,312			573,153	1,121,312
Lease Liabilities (note 13.a)	84,675	35,040	420,014	439,350	14,230	17,269	21,105	28,671
Other payables	49,089	57,690	57,816	44,551	23,464	22,788
	2,553,077	2,526,444	2,704,234	2,493,702	1,351,708	2,019,788	430,602	356,942

(1) Advances from customers: During 2019, the Company received in advance through its subsidiary CSN Mineração the amounts of US$496 million (R$ 1,951 million) and US$250 million (R$956 million) related to a supply contract of approximately 22 million tons and 11 million tons of ore to a major international trading, to be executed within 5 years. In July 2020, the Company concluded a new supply agreement of, approximately, 4 million tons of iron ore. The Company received in advance, on August 28, 2020, the amount of US$115 million (R$629 million). This new agreement is expected to be performed within 3 years.

(2) Trade Payables – Drawee risk: The Company negotiated with financial institutions to anticipate payments from its suppliers, with the objective of lengthening the deadlines. This financial modality is an option of suppliers, and does not require mandatory participation, nor is the Company not reimbursed and / or benefited by the financial institution of discounts for payment executed before the due date agreed with the supplier, there is no change in the degree of subordination of the security in case of judicial execution and no changes in the commercial conditions existing between the Company and its suppliers.

13.a.) LEASE LIABILITIES

As of September 30, 2020, the lease liabilities are presented as follows:

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Leases	1,607,443	1,501,960	41,137	53,279
Present value adjustment - Leases	(1,102,754)	(1,027,570)	(5,802)	(7,339)
	504,689	474,390	35,335	45,940
Classified:

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Current	84,675	35,040	14,230	17,269
Non-current	420,014	439,350	21,105	28,671
	504,689	474,390	35,335	45,940

The Company has lease agreements for port operations in Itaguaí, the solid bulk terminal – TECAR, used for charges and discharges of coal and iron ore, and the containers terminal – TECON, with remaining terms of 27 and 31 years, respectively. Also, we have lease agreements for railway operations using the Northeast Railway System with a remaining term of 7 years.

Additionally, the Company has real estate lease agreements used for operating premises and sales and administrative offices in several localities where the Company holds operations, with remaining terms of 2, 5 and 16 years.

CSN also has lease agreements for operating equipment used in the mining and steel operations, with remaining terms from 2 to 5 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and, for the contracts with no explicit rates, the Company applied the Incremental Borrowing Rate – IBR, both in nominal terms.

The incremental borrowing rate was determined by consultations with the banks the Company maintains relationship and by calculating the average life of its contracts in accordance with orientations given by CVM in the Oficio-Circular/CVM/SNC/SEP nº 02/2019.

The changes in lease liabilities for the six-month period ended September 30, 2020 are shown in the table below:

		09/30/2020
	Consolidated	Parent Company
Opening balance	474,390	45,940
New leases	18,878	6,200
Present Value Adjustments - New leases	(3,367)	(1,292)
Contract review	53,327	3,898
Write off	(6,968)	(3,759)
Payments	(75,398)	(18,319)
Interest appropriated	39,814	2,667
Exchange variation	4,013
Net balance	504,689	35,335

The minimum future payments estimated to leasing agreements include variable payments, essentially fixed when based on minimum performance and contractually fixed rates and as of September 30, 2020 are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	89,400	346,860	1,171,183	1,607,443
Present value adjustment - Leases	(4,725)	(106,855)	(991,174)	(1,102,754)
	84,675	240,005	180,009	504,689

•           Recoverable PIS and COFINS

The lease liabilities were remeasured by the payable amounts to the lessors, and did not include the tax credits arisen from such payments. The tax credits embedded in the lease liabilities are shown below:

		09/30/2020
	Consolidated	Parent Company
Leases	1,607,443	41,137
Present value adjustment - Leases	(1,102,754)	(5,802)
Potencial PIS and COFINS credit	148,688	3,805
Present value adjustment – Potential PIS and COFINS credit	(102,005)	(537)

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•	Payments of leases not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a maturity of less than twelve months and for assets with low value. The realized payments to these contracts are recognized as expenses, when incurred.

The Company has lease agreements for the use of ports (TECAR) and railways (FTL) which, even if they establish minimum performance, cannot determine their cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of a lease liability in the nine-month period ended September 30, 2020 are:

				Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2020	09/30/2019	09/30/2019
Contract less than 12 months	549	9,974	-	2,992
Lower Assets value	6,954	1,344	3,814	493
Variable lease payments	181,643	136,059	62,867	42,440
	189,146	147,377	66,681	45,925

				Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2020	09/30/2019	09/30/2019
Lower Assets value	3,197	4,736	2,013	1,549
Variable lease payments	13,468	4,996	4,885	3,888
	16,665	9,732	6,898	5,437

The Company studied the CVM Deliberation Nº 859 that changes CPC 06 (R2) with orientations in regard to recognition of possible impacts generated by contractual changes related to COVID-19. However, we didn’t have any contractual changes arising therefrom.

14.	INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Income tax and social contribution income (expense)
Current	(1,417,701)	(1,261,197)	(704,739)	(278,777)
Deferred	77,474	1,620,646	(37,058)	(21,977)
	(1,340,227)	359,449	(741,797)	(300,754)

			Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Income tax and social contribution income (expense)
Current	(121,751)	11	(5,551)	-

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Deferred	(597)	1,705,982	706	(1,048)
	(122,348)	1,705,993	(4,845)	(1,048)

The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
(Loss)/Profit before income tax and social contribution	1,736,013	751,120	2,003,392	(569,902)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(590,244)	(255,381)	(681,153)	193,767
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	6,129	43,445	9,829	22,782
Profit with differentiated rates or untaxed	(542,258)	(223,079)	(112,468)	(126,328)
Transfer price adjustment	-	-	-	8,574
Tax loss carryforwards without recognizing deferred taxes	(28,613)	(2,310)	(6,547)	12,150
Indebtdness limit	(22,392)	(14,685)	(9,846)	(4,599)
Unrecorded deferred taxes on temporary differences	3,771	(715)	3,842	(625)
(Loss)/Reversal for deferred income and social contribution tax credit	(212,310)	780,004	71,142	(415,916)
Deferred taxes on foreign profit	-	(483)	-	(188)
Tax incentives	6,129	26,643	197	6,953
Interest on equity	76,038	16,460	-	16,460
Other permanent deductions (additions)	(36,477)	(10,450)	(16,793)	(13,784)
Income tax and social contribution in profit for the period	(1,340,227)	359,449	(741,797)	(300,754)
Effective tax rate	77%	-48%	37%	-53%

			Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
(Loss)/Profit before income tax and social contribution	187,461	(961,440)	1,085,631	(991,910)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(63,737)	326,890	(369,115)	337,249
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	201,435	743,919	316,343	226,220
Indebtdness limit	(22,392)	(14,685)	(9,846)	(4,599)
(Loss)/Reversal for deferred income and social contribution tax credit	(212,310)	780,004	71,142	(415,916)
Interest on equity	(1,145)	(115,474)	(1,145)	(115,474)
Other permanent deductions (additions)	(24,199)	(14,661)	(12,224)	(28,528)
Income tax and social contribution in profit for the period	(122,348)	1,705,993	(4,845)	(1,048)
Effective tax rate	65%	177%	0%	0%

14.b) Deferred income tax and social contribution:

The balances of deferred income tax and social contribution can be shown as follows:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2019	Shareholders' Equity	P&L	Others	09/30/2020

Deferred
Income tax losses	1,610,801		289,197	-	1,899,998
Social contribution tax losses	610,046		96,177	-	706,223
Temporary differences	(337,082)	(28,916)	(307,900)	5,032	(668,866)

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- Provision for tax. social security, labor, civil and environmental risks	264,013		13,738	-	277,751
- Asset impairment losses	182,431		(8,650)	4,378	178,159
- (Gains)/losses on financial instruments	414,495		(33,796)	-	380,699
- Actuarial liability (pension and healthcare plan)	314,601			-	314,601
- Accrued supplies and services	132,411		4,646	-	137,057
- Unrealized exchange variation (1)	1,181,501		(70,119)	-	1,111,382
- Gain upon loss of control in Transnordestina	(92,180)			-	(92,180)
- Cash flow hedge accounting	426,961	2,022,236	45,219	-	2,494,416
- Acquisition at fair value of SWT and CBL	(184,513)	(64,342)	21,920	-	(226,935)
- Deferred taxes not computed	(291,961)	-	(17,599)	-	(309,560)
- Estimated (losses)/reversals for deferred income tax and social contribution credits	(1,625,998)	(1,983,847)	(212,310)	-	(3,822,155)
- Business Combination	(1,023,341)	-	5,838	-	(1,017,503)
- Others	(35,502)	(2,963)	(56,787)	654	(94,598)
Total	1,883,765	(28,916)	77,474	5,032	1,937,355

Total Deferred Assets	2,473,304			-	2,501,398
Total Deferred Liabilities	(589,539)			-	(564,043)
Total Deferred	1,883,765			-	1,937,355

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

			Parent Company
	Opening balance	Movement		Closing balance
	12/31/2019	Shareholders' Equity	P&L	09/30/2020

Deferred tax assets
Income tax losses	1,463,981	-	265,064	1,729,045
Social contribution tax losses	549,026	-	95,422	644,448
Temporary differences	422,544	-	(361,083)	61,461
- Provision for tax. social security, labor, civil and environmental risks	193,245	-	3,743	196,988
- Asset impairment losses	119,645	-	(7,509)	112,136
- (Gains)/losses on financial instruments	414,495	-	(33,797)	380,698
- Actuarial liability (pension and healthcare plan)	317,053	-	-	317,053
- Accrued supplies and services	121,680	-	4,781	126,461
- Unrealized exchange variation (1)	1,183,053	-	(94,718)	1,088,335
- Gain) in control loss on Transnorderstina	(92,180)	-	-	(92,180)
- Cash flow hedge accounting	426,961	1,983,847	-	2,410,808
- Estimated (losses)/reversals for deferred income tax and social contribution credits	(1,625,998)	(1,983,847)	(212,310)	(3,822,155)
- Business Combination	(721,992)	-	-	(721,992)
- Others	86,582	-	(21,273)	65,309
Total	2,435,551		(597)	2,434,954

Total Deferred Assets	3,258,542			3,258,542
Total Deferred Liabilities	(822,991)			(823,588)
Total Deferred	2,435,551			2,434,954

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2015 and 2020, these foreign subsidiaries generated profits amounting to R$1,283,937. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total

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approximately R$412,235. The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in this interim financial information.

In addition, the management assessed IFRIC 23 – “Uncertainties Over Income Tax Treatments” and considered the tax authorities have no reasons to diverge from the Company’s current tax positions. Accordingly, we did not recognize any additional provisions for income tax and social contribution arisen from the assessment of IFRIC 23 in the interim financial information as of September 30, 2020.

A sensitivity analysis of tax credit was performed considering a variation of macroeconomics assumptions, operating performance and liquidity events. In this way, considering the results of studies performed, which indicates that it is probable that there will be generated taxable income to use the deferred income and social contribution taxes.

The estimated recovery of deferred tax assets of IRPJ and CSLL is presented by its net amount when they refer to a same tax jurisdiction, as shown below:

In millions of reais	Consolidated	Parent Company
2020	230	230
2021	713	713
2022	938	938
2023	985	985
2024	459	393
Deferred asset	3,325	3,259
Deferred liabilities - Parent Company	(824)	(824)
Net deferred asset	2,501	2,435
Deferred liabilities - subsidiaries	(564)
Net deferred asset	1,937	2,435

14.c) Income statement and social contribution recognized in the shareholders’ equity

The income statement and social contribution recognized directly in the shareholder’s equity are demonstrated below:

		Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Income tax and social contribution
Actuarial gains on defined benefit pension plan	215,394	215,306	217,969	217,969
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(217,969)	(217,969)	(217,969)	(217,969)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	2,444,408	426,961	2,410,808	426,961
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(2,410,808)	(426,961)	(2,410,808)	(426,961)
	(294,325)	(328,013)	(325,350)	(325,350)

15.	PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

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				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Tax	128,970	128,411	66,377	31,060	55,697	56,343	48,328	15,227
Social security	1,731	7,039			1,515	6,447
Labor	321,257	305,309	251,104	227,213	229,942	217,907	179,906	164,580
Civil	145,160	138,990	26,533	53,771	115,443	105,464	20,343	42,252
Environmental	12,681	43,498	9,872	3,731	10,616	36,558	2,241	2,241
Deposit of a guarantee			18,640	12,596
	609,799	623,247	372,526	328,371	413,213	422,719	250,818	224,300

Classified:
Current	80,623	96,479			33,470	52,016
Non-current	529,176	526,768	372,526	328,371	379,743	370,703	250,818	224,300
	609,799	623,247	372,526	328,371	413,213	422,719	250,818	224,300

The changes in the provisions for tax, social security, labor, civil and environmental risks for the nine-month period ended September 30, 2020 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	09/30/2020
Tax	128,411	21,395	1,973	(22,809)	128,970
Social security	7,039	811	97	(6,216)	1,731
Labor	305,309	25,111	39,475	(48,638)	321,257
Civil	138,990	41,287	14,161	(49,278)	145,160
Environmental	43,498	8,685	187	(39,689)	12,681
	623,247	97,289	55,893	(166,630)	609,799

					Parent Company
					Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	09/30/2020
Tax	56,343	19,604	791	(21,041)	55,697
Social security	6,447	595	97	(5,624)	1,515
Labor	217,907	13,061	25,980	(27,006)	229,942
Civil	105,464	33,963	11,602	(35,586)	115,443
Environmental	36,558	8,646	29	(34,617)	10,616
	422,719	75,869	38,499	(123,874)	413,213

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of September 30, 2020 and December 31, 2019.

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		Consolidated
	09/30/2020	12/31/2019
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	12,645,989	12,412,964
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	3,918,808	3,867,663
Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	1,937,178	2,249,708
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2012 and 2014	3,099,576	2,946,288
Tax foreclosures - ICMS - Electricity credits	837,503	1,022,371
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,637,698	1,100,564
Disallowance of the ICMS credits - Transfer of iron ore	622,403	567,534
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	316,578	310,349
Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	552,902	538,268
Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	259,383	254,850
CFEM – difference of understanding between CSN and DNPM on the calculation basis	1,046,650	1,020,266
Assessment Notice- ICMS- questions about sales for incentive area	1,072,153	1,015,812
Other tax lawsuits (federal, state, and municipal)	3,827,547	4,478,014
Social security lawsuits	210,683	325,492
Action to discuss the balance of the construction contract – Tebas	487,124	468,776
Action related to power supply payment’s charge - Light	282,166	253,569
Indemnity action due to the supply contract termination - Indumill	228,711	215,281
Enforcement action applied by Brazilian antitrust authorities (CADE)	95,399	93,212
Civil Public Action - Districts / School / Nursery relocation-CdP Dam (1)	11,564	20,000
Other civil lawsuits	758,768	764,127
Labor and social security lawsuits	1,510,819	1,565,237
Tax foreclosures – Fine – Volta Redonda IV (2)	92,705	84,599
ACP landfill Márcia (3)	306,389	-
Other environmental lawsuits	259,820	215,691
	36,018,516	35,790,635

(1)	In May 2019, the Public Ministry of the state of Minas Gerais judged an ACP to oblige CSN Mineração to adopt measures to mitigate the risks and psichological damages theoretically caused by the dam of Casa de Pedra, relocating families who prefer to move, and assuming rental expenses and social assistance, as well as relocating the kids and children to nursery and school rebuilt in safer locations. By an injunction, the First Instance Magistrate determined the block of R$3 million to rebuild the nursery and school, a decision canceled by the Court of second instance, which determined the Magistrate to reassess all injunctions. The Public Ministry of the state of Minas Gerais also determined the payment of collective moral damages, as well as definitive relocation of the families at the cost of CSN Mineração. The action is in initial stage and no judicial sentence has been given yet.

(2)	On April 8, 2013, INEA applied to CSN a fine in the amount of R$35 million related to the aspects of the condominium Volta Grande IV, determining the execution of the actions already weigthed and discussed in the public civil action filed in July 2012. In relation to that fine, an anullment action was filed, distributed to the 10th Civil Court of Rio de Janeiro County in January 2014, with the purpose of cancelling the fine and its effects. Also, INEA filed a tax enforcement action to execute the imposed fine. The tax enforcement action was distributed in May 2014 to the 4th Registry of Active Debt of Volta Redonda, in the state of Rio de Janeiro. Currently, the tax enforcement action is suspended until the judgement of the anullment action in order to avoid conflicting decisions.

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(3)	Refers to an Environmental Public Civil action proposed by the Federal Public Ministry, requesting indemnification for material and collective moral damages for a alleged improper deposit of steel debris, as well as fines for non-compliance with injunction.

The Company has offered judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total updated amount of R$4,890,000 compliant with the current legislation in force.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

16.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2019 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of September 30, 2020.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

	Consolidated		Parent Company
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Environmental liabilities	215,780	192,270	184,777	163,659
Asset retirement obligations	332,957	331,731	874	805
	548,737	524,001	185,651	164,464

17.	RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2019.

17.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•	By transaction

						Consolidated
	Current		Non-current		Total
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Assets
Trade receivables(note 5)	157,197	170,588			157,197	170,588
Dividends and interest on equity receivable (note 7)	45,153	44,554			45,153	44,554
Actuarial asset (note 7)			13,714	13,714	13,714	13,714
Cash/Financial investments	4,372,708	2,116,560	131,317	95,719	4,504,025	2,212,279
Loans (note 7)			960,211	846,300	960,211	846,300
Other receivables (note 7)	1,829	1,830	593,996	428,672	595,825	430,502
	4,576,887	2,333,532	1,699,238	1,384,405	6,276,125	3,717,937
Liabilities
Borrowings and financing
Intercompany Loans (note11)		25,038				25,038
Other payables (note 13)
Accounts payable	31,103	23,566	75,469	88,021	106,572	111,587
Provision for consumption and services	13,636	22,497			13,636	22,497

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Trade payables	161,665	240,984	-		161,665	240,984
Actuarial liabilities			19,788	19,788	19,788	19,788
	206,404	312,085	95,257	107,809	301,661	419,894

	09/30/2020	09/30/2019
P&L
Revenues
Sales	1,085,814	854,813
Interest (note 22)	31,547	60,344
Expenses
Purchases	(838,734)	(1,478,875)
Financial investments/ investments	97,443	(380,671)
Foreign exchange and monetary variations, net	37,030	(6,661)
	413,100	(951,050)

•	By company

	Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				13,169		13,169		(19,721)			(19,721)
MRS Logística S.A.	45,152		45,152	72,173	75,468	147,641		(745,199)	(10,206)		(755,405)
Transnordestina Logística S.A (1)		1,552,926	1,552,926	95,223		95,223	633	(3,283)	26,865		24,215
	45,152	1,552,926	1,598,078	180,565	75,468	256,033	633	(768,203)	16,659		(750,911)
Other related parties
CBS Previdência		13,714	13,714		19,789	19,789
Banco Fibra (2)	2,160,645	131,317	2,291,962	8,206		8,206			14,888	37,030	51,918
Usiminas	2,213,507		2,213,507	3		3		(348)		97,443	97,095
Panatlântica (3)	112,054		112,054	13,931		13,931	1,014,502	(66,366)			948,136
Other related parties	1,869		1,869	3,571		3,571	304	(3,711)			(3,407)
	4,488,075	145,031	4,633,106	25,711	19,789	45,500	1,014,806	(70,425)	14,888	134,473	1,093,742
Associates
Arvedi Metalfer do Brasil S.A.	43,660	1,281	44,941	128		128	70,375	(106)			70,269
Total at 09/30/2020	4,576,887	1,699,238	6,276,125	206,404	95,257	301,661	1,085,814	(838,734)	31,547	134,473	413,100
Total at 12/31/2019	2,333,532	1,384,405	3,717,937	312,085	107,809	419,894
Total at 09/30/2019							854,813	(1,478,875)	60,344	(387,332)	(951,050)

1.	Transnordestina Logística S.A: Assets: Refers mainly to loan agreements with interest rate ranging from 125% to 130% of the CDI. As of September 30, 2020, the loans amounted to R$958,930 (R$844,426 as of December 31, 2019) and advances for future capital increase of R$593,996 (R$ 428,672 as of December 31, 2019).
2.	Banco Fibra S.A: Assets: Refers mainly to cash equivalent investments and Eurobond from Fibra Bank.
3.	Panatlântica: Receivables from the sale of steel products.

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•	By transaction

					Parent Company
	Current		Non-current		Total
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Assets
Trade receivables (1) (note 5)	1,042,607	943,623			1,042,607	943,623
Dividends and interest on equity receivable (note 7)	229,379	33,447			229,379	33,447
Loans (note 7)	10,417		1,025,906	883,394	1,036,323	883,394
Cash/Financial investments (2)	4,381,019	2,124,626	131,317	95,719	4,512,336	2,220,345
Other receivables (3) (note 7)	13,767	14,770	828,005	674,800	841,772	689,570
	5,677,189	3,116,466	1,985,228	1,653,913	7,662,417	4,770,379
Liabilities
Borrowings and financing
Prepayment (note11)	184,295	73,334	8,671,345	6,162,673	8,855,640	6,236,007
Intercompany Bonds (note 11)		2,491		374,855		377,346
Intercompany Loans (note11)	121,122	1,499,197	7,513,557	2,075,353	7,634,679	3,574,550
	305,417	1,575,022	16,184,902	8,612,881	16,490,319	10,187,903
Other payables (note 13)
Accounts payable	104,062	92,352	261,430	318,967	365,492	411,319
Provision for consumption and services	148,401	365,225			148,401	365,225
Trade payables	1,342,018	910,929			1,342,018	910,929
Actuarial liabilities			19,788	19,788	19,788	19,788
	1,594,481	1,368,506	281,218	338,755	1,875,699	1,707,261
	1,899,898	2,943,528	16,466,120	8,951,636	18,366,018	11,895,164

	09/30/2020	09/30/2019
P&L
Revenues
Sales/Others	2,840,626	2,298,339
Interest (note 22)	44,498	56,497
Exclusive funds (note 22)	245	1,332
Financial investments/ investments	97,443	380,671
Expenses
Purchases	(1,992,309)	(1,987,465)
Interest (note 22)	(319,582)	(238,672)
Foreign exchange and monetary variations, net	(4,724,932)	(774,165)
	(4,054,011)	(263,463)

1.	Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.	Assets: Cash equivalents and financial investments classified in current assets are investments in exclusive funds, in Usiminas’ shares and short-term investments deposited in the Fibra Bank.

3.	Noncurrent: Refers mainly to advance for future capital increase, dividends receivable and receivables from acquisition of debentures.

•	By company

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	Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	282,514	121,336	403,850	5,687		5,687	552,329	(32,858)		-	519,471
Estanho de Rondônia S.A.	12,043	43,384	55,427	1,476		1,476		(31,054)	1,329	-	(29,725)
Sepetiba Tecon S.A.	12,558	102,570	115,128	80,147		80,147	1	(113,622)	49	-	(113,572)
Minérios Nacional S.A.					18,210	18,210	13	(12)	(483)	-	(482)
CSN Mineração S.A.(2)	206,957		206,957	1,041,341	261,430	1,302,771	67,153	(1,213,486)		-	(1,146,333)
CSN Energia S.A.	3,214		3,214	91,141		91,141		(39,380)	1,004	-	(38,376)
Ferrovia Transnordestina Logística S.A.		121,333	121,333				9		3,173	-	3,182
Companhia Siderúrgica Nacional, LLC (3)	146,092		146,092	142,253		142,253	768,317	(38,293)		(142,805)	587,219
CSN Resources S.A. (4)				203,011	7,101,140	7,304,151			(274,191)	(2,183,340)	(2,457,531)
CSN Steel Corp				42,026	1,400,018	1,442,044			(36,777)	(445,654)	(482,431)
Lusosider Aços Planos, S.A.	457,855		457,855	66,845		66,845	435,508	(63,979)		56,977	428,506
CSN Inova Ventures (5)					5,385,291	5,385,291				(1,327,369)	(1,327,369)
CSN Islands XII Corp. (6)				52,476	2,017,038	2,069,514				(634,822)	(634,822)
Companhia de Embalagens Metálicas MMSA				7		7		(85)		-	(85)
Companhia Florestal do Brasil	1,103	504	1,607							-
CSN Steel Holdings 1, S.L.U.				1,604	53,402	55,006			(1,692)	(17,503)	(19,195)
CSN Productos Sider. S.L.				6,301	209,803	216,104			(6,440)	(67,446)	(73,886)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,796		6,796	24,305		24,305	26	(115,890)		-	(115,864)
	1,129,132	389,127	1,518,259	1,758,620	16,446,332	18,204,952	1,823,356	(1,648,659)	(314,028)	(4,761,962)	(4,901,293)
Joint-venture and Joint-operation										-
MRS Logística S.A.	22,570		22,570	23,793		23,793		(274,207)		-	(274,207)
Transnordestina Logística S.A. (7)		1,461,458	1,461,458	95,215		95,215			24,238	-	24,238
	22,570	1,461,458	1,484,028	119,008		119,008		(274,207)	24,238	-	(249,969)
Other related parties										-
CBS Previdência					19,788	19,788				-
Banco Fibra	2,160,410	131,317	2,291,727	8,206		8,206			14,535	37,030	51,565
Usiminas	2,187,511		2,187,511	3		3		(348)		106,803	106,455
Panatlântica (8)	112,054		112,054	13,931		13,931	1,014,522	(66,366)		-	948,156
Other related parties	1,869		1,869	130		130	335	(2,729)		-	(2,394)
	4,461,844	131,317	4,593,161	22,270	19,788	42,058	1,014,857	(69,443)	14,535	143,833	1,103,782
Associates										-
Arvedi Metalfer do Brasil S.A.	30,360	3,326	33,686				2,413		171	-	2,584
										-
Exclusive Funds										-
Diplic II, Caixa Vertice e VR1 (9)	33,283		33,283						245	(9,360)	(9,115)
Total at 09/30/2020	5,677,189	1,985,228	7,662,417	1,899,898	16,466,120	18,366,018	2,840,626	(1,992,309)	(274,839)	(4,627,489)	(4,054,011)
Total at 12/31/2019	3,116,466	1,653,913	4,770,379	2,943,528	8,951,636	11,895,164	2,836,219	(2,658,628)	(246,912)	(553,086)	(622,407)
Total at 09/30/2019							2,298,339	(1,987,465)	(180,843)	(393,494)	(263,463)

1.	Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$282,514 (R$278,739 as of December 31,2019), and debentures from the indirect subsidiary CBL in the amount of R$121,336 (R$121,336 as of December 31,2019).

2.	CSN Mineração: Assets: Refer to dividends receivable of R$1,333,548. Liabilities: Payables from purchases of iron ore and port services in the amount of R$1,041,341 (R$590,091 as of December 31,2019) and cost sharing of R$261,430 (R$402,176 as of December 31, 2019).

3.	Companhia Siderurgica Nacional, LLC: Receivables of R$146,092 (R$345,470 as of December 31, 2019), related to sale of steel for resale. Current liabilities refer mainly to commission expenses and logistics in the operations of steel resales in the amount of R$ R$142,325 (R$348,060 as of December 31,2019).

4.	CSN Resources SA: Prepayment contracts in dollar and Fixed Rate Notes. As of September 30, 2020, the loans amounted to R$7,304,151 (R$5,485,880 as of December 31, 2019).

5.	CSN Inova Ventures: Intercompany contracts in US dollars. As of September 30, 2020, the loans amounted to R$5,385,291 (R$1,787,566 as of December 31, 2019).

6.	CSN Islands XII Corp.: Refers mainly to Intercompany contracts in dollar. As of September 30, 2020, the loans amounted to R$2,069,514 (R$1,619,896 as of December 31, 2019).

7.	Transnordestina Logística S.A: noncurrent assets: refers to loan agreements in the amount of R$867,462 (R$742,875 as of December 31,2019) and advance for future capital increase in the amount of R$593,996 (R$428,672 as of December 31,2019).

8.	Panatlântica: current assets: refers to accounts receivable for the supply of flat steel in the amount of R$112,054 (R$128,573 on December 31, 2019).

9.	Exclusive funds: Current assets: Refers to investments in Government securities and CDBs, in the amount of R$8,546 (R$8,301 as of December 31,2019). Noncurrent assets: Refers to Usiminas’ shares in the amount of R$24,737 (R$84,171 as of December 31,2019). The funds VR1 and Diplic II are managed by Taquari Asset.

17.b) Key management personnel

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The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of September 30, 2020.

	09/30/2020	09/30/2019
	P&L
Short-term benefits for employees and officers	27,945	30,883
Post-employment benefits	83	81
	28,028	30,964

17.c) Guarantees

The Company is responsible for fiduciary guarantees of its subsidiaries, joint-ventures and joint-operations as shown below:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,461,093	2,428,194	35,291	37,406	3,277	8,702	2,499,661	2,474,302

FTL - Ferrovia Transnordestina	R$	Up to 04/01/2021	36,005	43,118	-	-		-	36,005	43,118

Cia Metalurgica Prada	R$	Indefinite	-	-	195	457	244	235	439	692

CSN Energia	R$	Up to 11/26/2023 and indefinite	-	-	2,254	3,141	1,920	1,920	4,174	5,061

CSN Mineração	R$	Up to 12/21/2024	1,180,248	1,184,048	-	-		-	1,180,248	1,184,048

Estanho de Rondônia	R$	7/15/2022	1,336	1,902	-	-		-	1,336	1,902

Minérios Nacional S.A.	R$	Up to 09/10/2021	2,596	4,544	-	-		-	2,596	4,544

Total in R$			3,681,278	3,661,806	37,740	41,004	5,441	10,857	3,724,459	3,713,667

CSN Inova Ventures	US$	01/28/2028	1,000,000	-	-	-	-	-	1,000,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000	-	-	-	-	1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,525,000	1,958,603	-	-	-	-	1,525,000	1,958,603

Total in US$			3,525,000	2,958,603		-		-	3,525,000	2,958,603

CSN Steel S.L.	EUR			24,000	-	-	-	-		24,000

Total in EUR				24,000	-	-	-	-		24,000
Total in R$			19,883,468	12,033,973					19,883,468	12,033,973
			23,564,746	15,695,779	37,740	41,004	5,441	10,857	23,607,927	15,747,640

18.	SHAREHOLDERS’ EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2020 and December 31, 2019 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

18.b) Authorized capital

The Company’s bylaws in effect as of September 30, 2020 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76, up to the ceiling of 20% of the share capital.

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18.d) shareholder structure

As of September 30, 2020, the Company’s shareholder structure was as follows:

			09/30/2020			12/31/2019
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	248,763,533	17.93%	18.02%	262,206,103	18.90%	19.00%
Other shareholders	393,635,257	28.37%	28.52%	380,192,687	27.40%	27.55%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

18.e) Treasury shares

As of September 30, 2020, the treasury shares were as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Balance in treasury
9º (*)	3/31/2015	32,770,055	From 4/01/2015 to 6/30/2015				30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	22,981,500	7,409,500

(*) There was no purchase of shares in this program.

As of September 30, 2020, the position of treasury shares was as follows:

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of 09/30/2020 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 122,257

(*) By using the average price of the shares as of September 30, 2020 of R$16.50 per share.

18.f) Policy on investments and payment of interest on capital and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share:

Basic and diluted earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

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				Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
	Common Shares		Common Shares
(Loss)/profit for the period	65,113	744,553	1,080,786	(992,958)
Weighted average number of shares	1,380,114,547	1,380,114,547	1,380,114,547	1,380,114,547
Basic and diluted earnings (loss) per share	0.04718	0.53949	0.78311	(0.71948)

The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share

19.	NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Gross revenue
Domestic market	11,336,697	10,620,045	4,690,962	3,486,516
Foreign market	11,711,782	10,857,844	5,156,272	3,367,342
	23,048,479	21,477,889	9,847,234	6,853,858
Deductions
Sales returns, discounts and rebates	(230,264)	(212,162)	(78,807)	(77,153)
Taxes on sales	(2,548,296)	(2,353,126)	(1,053,844)	(770,312)
	(2,778,560)	(2,565,288)	(1,132,651)	(847,465)
Net revenue	20,269,919	18,912,601	8,714,583	6,006,393

				Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Gross revenue
Domestic market	10,921,810	10,165,242	4,521,919	3,312,997
Foreign market	1,513,596	894,635	518,052	144,722
	12,435,406	11,059,877	5,039,971	3,457,719
Deductions
Sales returns, discounts and rebates	(217,330)	(203,378)	(75,012)	(73,675)
Taxes on sales	(2,338,259)	(2,177,268)	(966,462)	(708,845)
	(2,555,589)	(2,380,646)	(1,041,474)	(782,520)
Net revenue	9,879,817	8,679,231	3,998,497	2,675,199

20.	EXPENSES BY NATURE

	Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Raw materials and inputs	(5,080,043)	(5,519,570)	(1,944,512)	(1,813,582)
Labor cost	(2,423,334)	(2,066,609)	(881,562)	(735,982)

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Supplies	(1,580,587)	(1,491,035)	(590,312)	(530,095)
Maintenance cost (services and materials)	(974,092)	(1,001,429)	(362,150)	(314,940)
Outsourcing services	(1,711,249)	(1,759,499)	(603,090)	(598,184)
Freight	(162,740)	(147,226)	(53,421)	(74,322)
Distribution freight	(982,089)	(996,360)	(414,499)	(281,762)
Depreciation, amortization and depletion	(1,303,389)	(989,931)	(460,626)	(352,120)
Others	(1,079,372)	(675,434)	(554,072)	(236,703)
	(15,296,895)	(14,647,093)	(5,864,244)	(4,937,690)
Classified as:
Cost of sales	(13,528,898)	(12,834,121)	(5,133,126)	(4,370,357)
Selling expenses	(1,398,316)	(1,429,593)	(606,938)	(429,836)
General and administrative expenses	(369,681)	(383,379)	(124,180)	(137,497)
	(15,296,895)	(14,647,093)	(5,864,244)	(4,937,690)

	Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Raw materials and inputs	(5,030,429)	(5,182,819)	(1,966,803)	(1,625,282)
Labor cost	(1,026,590)	(992,909)	(389,227)	(385,696)
Supplies	(1,157,139)	(1,069,087)	(442,103)	(393,973)
Maintenance cost (services and materials)	(383,749)	(481,337)	(153,497)	(150,584)
Outsourcing services	(685,872)	(556,623)	(266,363)	(120,265)
Freight	(28,168)	(85,739)	(8,774)	(63,550)
Distribution freight	(265,010)	(186,642)	(98,895)	(56,800)
Depreciation, amortization and depletion	(640,495)	(469,972)	(218,669)	(159,313)
Others	(137,747)	(25,919)	(71,747)	(9,259)
	(9,355,199)	(9,051,047)	(3,616,078)	(2,964,722)

Classified as:
Cost of sales	(8,689,585)	(8,473,275)	(3,387,750)	(2,765,033)
Selling expenses	(501,592)	(388,268)	(175,430)	(129,121)
General and administrative expenses	(164,022)	(189,504)	(52,898)	(70,568)
	(9,355,199)	(9,051,047)	(3,616,078)	(2,964,722)

Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Production costs (1)	1,266,785	965,331	447,959	343,661
Selling expenses	10,201	5,548	3,309	2,133
‘General and administrative expenses	26,403	19,052	9,358	6,326
	1,303,389	989,931	460,626	352,120
Other operational (2)	69,168	75,325	24,736	28,644
	1,372,557	1,065,256	485,362	380,764

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	Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Production costs (1)	621,169	454,695	212,193	153,948
Selling expenses	8,563	4,388	2,768	1,721
General and administrative expenses	10,763	10,889	3,708	3,644
	640,495	469,972	218,669	159,313
Other operational	8,499	11,919	4,163	8,681
	648,994	481,891	222,832	167,994

1.	The production cost line includes PIS and COFINS credits on the lease agreements in the amount of R$3,876 in the consolidated and R$1,444 in the parent company as of September 30, 2020 in accordance with the orientations of CVM in its Ofício-Circular CVM/SNC/SEP 02/2019.
2.	Refer substantially to the depreciation of the investment properties, out-of-work equipment and amortization of SWT’s customers relationship, see Note 21.

21.	OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Other operating income
Receivables by indemnity (1)	242,402	51,372	2,540	49,703
Rentals and leases	6,577	6,792	1,796	2,334
Dividends received	2,969	29,563	10	1,131
PIS, COFINS and INSS to compensate (2)	120,452	87,394
Contractual fines	4,285	2,733	778	847
Updated shares – Fair value through profit or loss (Note 12II)	2,871	(365,305)	(1,467)	(245,835)
Other revenues	52,950	23,527	21,892	8,730
	432,506	(163,924)	25,549	(183,090)
	-	-	-	-
Other operating expenses
Taxes and fees	(39,955)	(61,007)	(5,336)	(44,384)
Expenses with environmental liabilities, net	(25,342)	(49,165)	(4,631)	(25,430)
Write-off/(Provision) of judicial lawsuits	(23,093)	13,483	(21,795)	(20,118)
Contractual fines		(51,658)		(24,904)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 20)	(69,168)	(75,325)	(24,736)	(28,644)
Write- off of PPE and intagible assets (note 9)	(4,716)	(39,806)	(2,386)	(8,013)
Estimated (Loss)/reversal in inventories	(158,488)	(87,503)	(43,364)	(22,351)
Idleness in stocks and paralyzed equipment (3)	(291,038)	(422,552)	(31,822)	(252,046)
Studies and project engineering expenses	(15,014)	(18,123)	(5,394)	(6,445)
Research and development expenses	(531)	(1,309)	(179)	(625)
Healthcare plan expenses	(76,112)	(90,480)	(19,883)	(32,940)
Cash flow hedge accounting realized (note 12) (4)	(1,646,347)	(632,681)	(506,666)	(186,022)
Actuarial pension plan		(1,512)
Other expenses	(256,599)	(118,945)	(76,225)	(27,588)
	(2,606,403)	(1,636,583)	(742,417)	(679,510)
Other operating income (expenses), net	(2,173,897)	(1,800,507)	(716,868)	(862,600)

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				Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Other operating income
Receivables by indemnity (1)	241,221	10,768	1,615	9,131
Rentals and leases	6,261	6,517	1,687	2,184
Dividends received	2,658	29,563	11	1,131
PIS, COFINS and INSS to compensate (2)	97,154	87,394	-	-
Contractual fines	2,580	2,072	209	615
Updated shares – Fair value through profit or loss (Note 12II)	2,871	(365,305)	(1,467)	(245,835)
Other revenues	26,032	2,039	11,895	1,592
	378,777	(226,952)	13,950	(231,182)

Other operating expenses
Taxes and fees	(29,177)	(37,062)	(979)	(33,098)
Expenses with environmental liabilities, net	(3,164)	(12,007)	(4,108)	(7,003)
Write-off/(Provision) of judicial lawsuits	(20,015)	30,195	(11,325)	(7,365)
Contractual fines	-	(51,658)	-	(24,904)
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 20)	(8,499)	(11,919)	(4,163)	(8,681)
Write- off of PPE and intagible assets (note 9)	(1,476)	(18,324)	(1,021)	(3,292)
Estimated (Loss)/reversal in inventories	(62,140)	(23,255)	(23,353)	(4,632)
Idleness in stocks and paralyzed equipment (3)	(74,970)	(418,251)	(26,872)	(251,178)
Studies and project engineering expenses	(10,556)	(17,230)	(3,193)	(4,927)
Research and development expenses	(531)	(1,309)	(179)	(625)
Healthcare plan expenses	(75,728)	(90,113)	(19,764)	(32,792)
Cash flow hedge accounting realized (note 12) (4)	(1,481,672)	(632,681)	(341,991)	(186,022)
Actuarial pension plan	-	(1,512)	-	-
Other expenses	(217,473)	(60,915)	(60,510)	(8,253)
	(1,985,401)	(1,346,041)	(497,458)	(572,772)
Other operating income (expenses), net	(1,606,624)	(1,572,993)	(483,508)	(803,954)

(1)	In June 2020, The Company received indemnification for unpaid rentals of one of its investment properties in the amount R$58,785, after irrevocable judicial decision. Additionally, it was received R$25,650 related to an insurance charging action for material damages caused by a contractor during the construction of the long-steel plant. Also, in June we recognized the principal amount of R$147,612 related to receivables for indemnification (see Note 7).

(2)	In 2020, refers to social security credit recoverable due to benefits granted to employees that should not be included in the basis of calculation of the contribution to the Social Security. In 2019, refers to the exclusion of ICMS in the basis of calculation of PIS and COFINS.

(3)	Refers to the idle capacity arisen from production volumes lower than normal. In the parent company was generated from the refurbishment of the blast furnace No.3 and in the consolidated was generated in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

(4)	As of September 30, 2020 is recognized in Other Operating Expenses (R$1.646.347) in the Consolidated and (R$1.481.672) in the Parent Company, the effects of the cash flow hedge of foreign currency (R$1.481.672) and of “Platts” index (R$164.675), see Note 12.

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22.	FINANCIAL INCOME (EXPENSES)
	Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Finance income
Related parties (note 17 a)	41,753	60,344	11,014	20,243
Income from financial investments	40,145	78,059	10,088	27,388
Updated shares – Fair value through profit or loss (Note 12 II) (2)	97,443	-	97,443	-
Other income (1)	476,949	172,591	15,944	66,582
	656,290	310,994	134,489	114,213
Financial expenses
Borrowings and financing - foreign currency (note 11 b)	(1,187,375)	(842,448)	(410,519)	(307,587)
Borrowings and financing - local currency (note 11 b)	(331,130)	(687,179)	(77,678)	(223,055)
Related parties	(10,206)	-	(10,206)	-
Lease liabilities	(36,738)	(36,430)	(12,389)	(19,017)
Capitalized interest (notes 9 and 25)	68,945	61,040	21,650	19,644
Interest and fines	(120,848)	(78,382)	(70,301)	(11,101)
Commission, bank fees, Guarantee and bank fees	(119,555)	(132,359)	(36,880)	(44,494)
PIS/COFINS over financial income	(35,432)	(17,333)	(4,328)	(9,861)
Updated shares – Fair value through profit or loss (Note 12 II) (2)	-	-	439,702	-
Other financial expenses	(233,772)	(205,507)	(59,838)	(68,928)
	(2,006,111)	(1,938,598)	(220,787)	(664,399)
Others financial items, net
Foreign exchange and monetary variation, net	413,068	(202,202)	(55,710)	(286,272)
Gains and (losses) on exchange derivatives (*)	(135,577)	(3,043)	(14,041)	(3,616)
	277,491	(205,245)	(69,751)	(289,888)

Finance income (costs), net	(1,072,330)	(1,832,849)	(156,049)	(840,074)

(*) Statement of gains and (losses) on derivative transactions (note 12)
Dollar - to - euro swap	(1,316)	4,621	(1,547)	4,048
Great Britain pound-to-euro swap	(602)	-	-	-
Swap CDI x Dollar	(133,659)	(7,664)	(12,494)	(7,664)
	(135,577)	(3,043)	(14,041)	(3,616)

1)	Refers mainly to the monetary adjustment of the Social Security – INSS credit in the amount of R$16,622 and to the recognition of the exclusion of ICMS in the PIS and COFINS basis of calculation in the amount of R$72,189 as of September 30, 2020 (R$139,316 as of September 30, 2019). In June it was recognized R$365,142 of interest as monetary update of the receivables for indemnification (see Note 7).
2)	As of December 31, 2019, Usiminas’ shares were reclassified to financial investments in the current asset and their price changes are recognized as financial result. As of September 30, 2020, Usiminas’ shares presented accumulated gain of R$97.443 in the nine-month period which was recognized as financial income. In the third quarter of 2020, the gain was R$537,145, of which R$439,702 was presented as recovery of financial expenses accumulated until June 30, 2020.

	Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Finance income
Related parties (note 17 a)	44,743	57,829	12,516	19,592
Income from financial investments	26,291	46,094	6,680	15,523
Updated shares – Fair value through profit or loss (note 12 II) (2)	97,443	-	97,443	-
Other income (1)	467,159	99,287	13,311	17,270
	635,636	203,210	129,950	52,385
Financial expenses
Borrowings and financing - foreign currency (note 11 b)	(182,679)	(223,711)	(59,907)	(67,453)
Borrowings and financing - local currency (note 11 b)	(291,637)	(607,879)	(68,329)	(197,718)
Related parties (note 11 b)	(319,582)	(238,672)	(107,765)	(87,219)
Lease liabilities	(2,341)	(2,029)	(619)	(406)

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Capitalized interest (notes 9 and 25)	22,094	16,126	7,237	5,094
Interest and fines	(88,223)	(74,294)	(48,882)	(9,947)
Commission, bank fees, Guarantee and bank fees	(104,668)	(123,790)	(31,624)	(41,634)
PIS/COFINS over financial income	(25,423)	(9,241)	(635)	(2,069)
Updated shares – Fair value through profit or loss (note 12 II) (2)	-	-	439,702	-
Other financial expenses	(60,511)	(36,253)	(13,867)	(17,678)
	(1,052,970)	(1,299,743)	115,311	(419,030)
Others financial items, net
Foreign exchange and monetary variation, net	1,228,004	(100,432)	23,531	(189,477)
Gains and (losses) on exchange derivatives (*)	(133,659)	(7,664)	(12,494)	(7,664)
	1,094,345	(108,096)	11,037	(197,141)

Finance income (costs), net	677,011	(1,204,629)	256,298	(563,786)

(*) Statement of gains and (losses) on derivative transactions (note 12)
Swap CDI x Dollar	(133,659)	(7,664)	(12,494)	(7,664)
	(133,659)	(7,664)	(12,494)	(7,664)

1.	Refer primarily to monetary update of INSS in the amount of R$12,707 and to the recognition of ICMS exclusion from the basis of calculation of PIS and COFINS in the amount of R$74,359 as of September 30, 2020 (R$ 91,607 as of September 30, 2019). Additionally, in June it was recognized monetary update in the amount of R$365,142 from indemnities receivable (see Note 7).

23.	SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2019. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

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	Nine months ended
								09/30/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	3,422,003	22,516,993	-	-	-	-	(3,219,352)	-
Net revenues	-	-	-	-	-	-	-	-
Domestic market	7,934,124	1,038,302	206,994	1,081,890	119,825	576,713	(2,236,519)	8,721,329
Foreign market	3,617,704	7,156,544	-	-	-	-	774,342	11,548,590
Total net revenue (note 19)	11,551,828	8,194,846	206,994	1,081,890	119,825	576,713	(1,462,177)	20,269,919
Cost of sales and services	(10,368,800)	(3,480,674)	(138,641)	(803,803)	(96,441)	(475,567)	1,835,028	(13,528,898)
Gross profit	1,183,028	4,714,172	68,353	278,087	23,384	101,146	372,851	6,741,021
General and administrative expenses	(673,351)	(134,081)	(27,454)	(82,456)	(22,697)	(64,508)	(763,450)	(1,767,997)
Depreciation (note 20)	663,366	453,135	23,598	333,755	13,243	105,049	(288,757)	1,303,389
Proportionate EBITDA of joint ventures	-	-	-	-	-	-	486,281	486,281
Adjusted EBITDA	1,173,043	5,033,226	64,497	529,386	13,930	141,687	(193,075)	6,762,694

Sales by geographic area
Asia	-	4,798,450	-	-	-	-	774,342	5,572,792
North America	787,962	-	-	-	-	-	-	787,962
Latin America	171,176	-	-	-	-	-	-	171,176
Europe	2,654,220	2,358,094	-	-	-	-	-	5,012,314
Others	4,346	-	-	-	-	-	-	4,346
Foreign market	3,617,704	7,156,544					774,342	11,548,590
Domestic market	7,934,124	1,038,302	206,994	1,081,890	119,825	576,713	(2,236,519)	8,721,329
Total	11,551,828	8,194,846	206,994	1,081,890	119,825	576,713	(1,462,177)	20,269,919

	Three months ended
								09/30/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1,279,090	9,164,633	-	-	-	-	(1,049,626)	-
Net revenues	-	-	-	-	-	-	-	-
Domestic market	3,299,219	429,353	57,822	417,567	40,051	258,819	(877,505)	3,625,326
Foreign market	1,270,971	3,431,678					386,608	5,089,257
Total net revenue (note 19)	4,570,190	3,861,031	57,822	417,567	40,051	258,819	(490,897)	8,714,583
Cost of sales and services	(4,022,102)	(1,290,579)	(38,032)	(273,156)	(34,005)	(169,611)	694,359	(5,133,126)
Gross profit	548,088	2,570,452	19,790	144,411	6,046	89,208	203,462	3,581,457
General and administrative expenses	(231,187)	(43,765)	(8,747)	(29,391)	(7,612)	(20,706)	(389,710)	(731,118)
Depreciation (note 20)	234,112	166,964	8,066	103,914	4,421	31,596	(88,447)	460,626
Proportionate EBITDA of joint ventures	-	-	-	-	-	-	195,123	195,123
Adjusted EBITDA	551,013	2,693,651	19,109	218,934	2,855	100,098	(79,572)	3,506,088

Sales by geographic area
Asia		2,407,085					386,608	2,793,693
North America	290,529							290,529
Latin America	91,730							91,730
Europe	887,375	1,024,593						1,911,968
Others	1,337							1,337
Foreign market	1,270,971	3,431,678					386,608	5,089,257
Domestic market	3,299,219	429,353	57,822	417,567	40,051	258,819	(877,505)	3,625,326
Total	4,570,190	3,861,031	57,822	417,567	40,051	258,819	(490,897)	8,714,583

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	Nine months ended
								09/30/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	3,407,746	28,210,619					(2,695,819)
Net revenues
Domestic market	7,498,693	685,061	184,960	1,028,947	221,877	426,452	(1,855,996)	8,189,994
Foreign market	3,100,928	6,820,833					800,846	10,722,607
Total net revenue (note 19)	10,599,621	7,505,894	184,960	1,028,947	221,877	426,452	(1,055,150)	18,912,601
Cost of sales and services	(9,791,477)	(3,073,458)	(133,946)	(770,001)	(183,037)	(466,563)	1,584,361	(12,834,121)
Gross profit	808,144	4,432,436	51,014	258,946	38,840	(40,111)	529,211	6,078,480
General and administrative expenses	(605,472)	(143,020)	(25,985)	(78,120)	(21,595)	(67,114)	(871,666)	(1,812,972)
Depreciation (note 20)	471,676	342,202	23,427	287,744	13,079	96,551	(244,748)	989,931
Proportionate EBITDA of joint ventures							415,646	415,646
Adjusted EBITDA	674,348	4,631,618	48,456	468,570	30,324	(10,674)	(171,557)	5,671,085

Sales by geographic area
Asia	2,980	4,772,174					800,846	5,576,000
North America	635,722							635,722
Latin America	128,980							128,980
Europe	2,331,861	2,048,659						4,380,520
Others	1,385							1,385
Foreign market	3,100,928	6,820,833					800,846	10,722,607
Domestic market	7,498,693	685,061	184,960	1,028,947	221,877	426,452	(1,855,996)	8,189,994
Total	10,599,621	7,505,894	184,960	1,028,947	221,877	426,452	(1,055,150)	18,912,601

	Three months ended
								09/30/2019
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1,072,210	9,209,162					(387,919)
Net revenues
Domestic market	2,416,785	141,580	69,029	354,201	74,348	160,601	(539,890)	2,676,654
Foreign market	917,267	2,194,089					218,383	3,329,739
Total net revenue (note 19)	3,334,052	2,335,669	69,029	354,201	74,348	160,601	(321,507)	6,006,393
Cost of sales and services	(3,189,615)	(1,070,900)	(43,299)	(258,399)	(55,556)	(179,820)	427,232	(4,370,357)
Gross profit	144,437	1,264,769	25,730	95,802	18,792	(19,219)	105,725	1,636,036
General and administrative expenses	(198,426)	(50,974)	(8,663)	(26,451)	(7,501)	(24,734)	(250,584)	(567,333)
Depreciation (note 20)	159,255	138,292	2,337	97,090	4,397	33,277	(82,528)	352,120
Proportionate EBITDA of joint ventures							146,065	146,065
Adjusted EBITDA	105,266	1,352,087	19,404	166,441	15,688	(10,676)	(81,322)	1,566,888

Sales by geographic area
Asia	1,236	1,322,203					218,383	1,541,822
North America	207,877							207,877
Latin America	45,262							45,262
Europe	661,239	871,886						1,533,125
Others	1,653							1,653
Foreign market	917,267	2,194,089					218,383	3,329,739
Domestic market	2,416,785	141,580	69,029	354,201	74,348	160,601	(539,890)	2,676,654
Total	3,334,052	2,335,669	69,029	354,201	74,348	160,601	(321,507)	6,006,393

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•	Adjusted EBITDA

Adjusted EBITDA is the principal measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

				Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
(Loss)/profit for the period	395,786	1,110,569	1,261,595	(870,656)
Depreciation/Amortization/Depletion (note 20)	1,303,389	989,931	460,626	352,120

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Income tax and social contribution (note 14)	1,340,227	(359,449)	741,797	300,754
Financial income (expenses) (note 22)	1,072,330	1,832,849	156,049	840,074
EBITDA	4,111,732	3,573,900	2,620,067	622,292
Other operating (income) expenses (note 21)	2,173,897	1,800,507	716,868	862,600
Equity in results of affiliated companies (note 8)	(9,216)	(118,968)	(25,970)	(64,069)
Proportionate EBITDA of joint ventures	486,281	415,646	195,123	146,065
Adjusted EBITDA (*)	6,762,694	5,671,085	3,506,088	1,566,888

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

24.	INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2020, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2020 to June 30, 2021. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon.

The risk assumptions adopted, given their nature, are not within the scope of a review of interim financial information and, consequently, were not reviewed by our independent auditors.

25.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Income tax and social contribution paid	318,606	957,084
Addition to PP&E with interest capitalization (notes 9 and 22)	68,945	61,040	22,094	16,126
Initial adoption CPC 06 – Right of use		640,989		61,072
Remeasurement and addition – Right of use (note 9 a)	70,381	(142,040)	8,806	(12,072)
Addition to PP&E without adding cash	60,075	56,609
Acquisition of fixed assets by auction		25,187		25,187
Capitalization in subsidiaries without cash	95,215		148,732	28,409
Addition to investment property without cash effect	61,597		61,597
	674,819	1,598,869	241,229	118,722

26.	STATEMENT OF COMPREHENSIVE INCOME

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	Consolidated
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
(Loss)/Profit for the period	395,786	1,110,569	1,261,595	(870,656)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	97	95	34	32
Actuarial (losses)/gains on defined benefit pension plan	-	93,894	-	-
	97	93,989	34	32

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	649,335	36,700	135,882	64,636
(Loss)/gain on the percentage change in investments	6,243	(1,995)	1,631	-
(Loss)/gain on cash flow hedge accounting, net of taxes	(7,499,721)	(959,789)	(834,789)	(1,038,192)
Realization on cash flow hedge accounting reclassified to income statements, net of taxes	1,590,357	632,681	450,676	186,022
(Loss)/gain on net investment hedge in foreign subsidiaries	1,469	2,184		(4,411)
	(5,252,317)	(290,219)	(246,600)	(791,945)

	(5,252,220)	(196,230)	(246,566)	(791,913)

Total comprehensive income for the period	(4,856,434)	914,339	1,015,029	(1,662,569)

Attributable to:
Controlling shareholders	(5,177,817)	548,317	843,512	(1,784,873)
Non-controlling shareholders	321,383	366,022	171,517	122,304
	(4,856,434)	914,339	1,015,029	(1,662,569)

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	Parent Company
	Nine months ended		Three months ended
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
(Loss)/Profit for the period	65,113	744,553	1,080,786	(992,958)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	89	89	28	30
Actuarial (losses)/gains on defined benefit pension plan	-	93,894	-	-
	89	93,983	28	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	649,335	36,700	135,882	64,636
(Loss)/gain on the percentage change in investments	6,243	(1,995)	1,631	-
(Loss)/gain on cash flow hedge accounting	(7,316,513)	(959,789)	(651,581)	(1,038,192)
Realization on cash flow hedge accounting reclassified to income statements	1,481,672	632,681	341,991	186,022
(Loss)/gain on cash flow hedge accountingfrom investments in subsidiaries	(65,225)		(65,225)
(Loss)/gain on investments hedge in subsidiaries	1,469	2,184		(4,411)
	(5,243,019)	(290,219)	(237,302)	(791,945)

	(5,242,930)	(196,236)	(237,274)	(791,915)

Total comprehensive income for the period	(5,177,817)	548,317	843,512	(1,784,873)

Attributable to:
Controlling shareholders	(5,177,817)	548,317	843,512	(1,784,873)
	(5,177,817)	548,317	843,512	(1,784,873)

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

Projections

The Company clarifies that the information disclosed in this item are merely estimates and hypothetical data and is not considered, in any way, as a promise of performance by the Company and/or its managers. The projections presented herein involve market conditions that are not controlled by the Company and, therefore, may undergo changes.

a)	Purpose of the projection.

The Company changed the way it presents its iron ore production which, as of the first quarter of 2020, adds to its total production the volumes purchased from third parties, hoping to reach approximately 33 to 36 million tons of iron ore production in the period.

The Company estimates an Adjusted EBITDA in the amount of R$9.75 billion in 2020, broken down by segment as shown in the table below.

Adjusted EBITDA (R$ million)	2020
Consolidated	9,750
Steel	1,596
Mining	7,337
Logistics	786
Cement	264
Energy	24

The Company estimates global investments in the amount of R$1.5 billion in 2020, broken down by segment as shown in the table below.

CAPEX (R$ Million)	2020
Consolidated	1,487
Steel	460
Mining	890
Cement	62
Others	75

The Company estimates it will reach a 2.99x Net Debt/Adjusted EBITDA index for its 2020 year-end balance sheet.

The Company estimates it will reach a 2.50x Net Debt/Adjusted EBITDA index for its 2021 year-end balance sheet.

The Company estimates it will reach R$23 billion in Net Debt for its 2021 year-end balance sheet

.

b)	Projected period and validity.

The projected iron ore production period comprises the years of 2020 to 2023, with annual production volumes to be disclosed to the market in the annual financial statements (DFPs) to be published for each year.

The projected EBITDA period comprises only the year of 2020 and will be disclosed by segment in the annual financial statements (DFPs).

The projected Capex period comprises the year of 2020 and will be disclosed in the annual financial statements (DFPs).

The data referring to the projected 2.99x and 2.50x in Net Debt/Adjusted EBITDA indicator will be disclosed to the market in the annual financial statements (DFPs) to be published for its 2020 and 2021 year-end balance sheets, respectively.

The data referring to the projected R$23 billion in Net Debt for the end year balance sheet in 2020 will be disclosed to the market in the annual financial statements (DFPs) to be published for its 2020 year-end balance sheet.

c)	Assumptions used for the projection, with an indication of which may be influenced by the company's management and which are not under its control.

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All assumptions used for calculating the projections mentioned herein are influenced by external factors which are not controlled by the Company's management. Therefore, in the event of any material changes in these assumptions, the Company may revise its estimates, changing them against the projections originally presented.

The volume of ore production considers our mining plan between 2020 and 2023, with an increase in pellet feed production, in line with the investment projects announced for the mining segment and widely disclosed in our corporate presentations to the market.

d)	Projected Indicators
Leverage	2017	2018	1H19	4Q19	2019	2020 E	2021 E	2022 E	2023 E
Estimated	5.00x	n.a.	3.50x	n.a.	3.00x	2.99x	2.50x	n.a.	n.a.
Actual	5.66x	4.55x	3.65x	n.a.	3.74X	n.a.	n.a.	n.a.	n.a.
Change	0.66x	n.a.	0.15x	-	0.74x	n.a.	n.a.	n.a.	n.a.
Adjusted EBITDA (R$ million)	2017	2018	1H19	4Q19	2019	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	n.a.	n.a.	n.a.	R$9,750	n.a.	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Change	-	-	-	-	-	-	-	-	-
Net Debt (R$ million)	2017	2018	1H19	4Q19	2019	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	R$23,000	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Change	n.a.	n.a.	n.a.	-	n.a.	n.a.	n.a.	n.a.	n.a.
CAPEX (R$ million)	2017	2018	1H19	4Q19	2019	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	n.a.	n.a.	n.a.	R$1,487	n.a.	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Change %	-	-	-	-	-	-	-	-	-
Iron Ore Production Volume	2017	2018	1H19	4Q19	2019	2020 E	2021 E	2022 E	2023 E
New Methodology (Purchases + Production, in thousand tons)
Estimated	n.a.	n.a.	n.a.	n.a.	n.a.	33,000-36,000	n.a.	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Change %	-	-	-	-	-	-	-	-	-
* E = estimated ** n.a. = not available

11.2 If the company has disclosed, during the last 3 fiscal years, projections for its indicators:

a) inform which ones are being replaced by new projections and which ones are being repeated.

New estimates:

The Company estimates an Adjusted EBITDA in the amount of R$9.75 billion in 2020, broken down by segment as shown in the table below.

Adjusted EBITDA (R$ million)	2020
Consolidated	9,750
Steel	1,596
Mining	7,337
Logistics	786
Cement	264
Energy	24

The Company estimates global investments in the amount of R$1.5 billion in 2020, broken down by segment as shown in the table below

CAPEX (R$ Million)	2020
Consolidated	1,487
Steel	460
Mining	890
Cement	62
Others	75

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Estimates repeated:

The Company estimates it will reach R$23 billion in Net Debt for its 2021 year-end balance sheet.

The Company estimates an iron ore production volume of 33-36Mton in 2020 (new methodology). The reduction in expected production volume in 2020 is due to high rainfall in the region in 1Q20 and delays in new mining fronts.

Estimates changed:

CSN changed its consolidated investments estimate, from R$1.15 billion to R$1.5 billion in 2020.

CSN changed its Net Debt/Adjusted EBITDA index estimates from 3.75x to 2.99x for its 2020 year-end balance sheet.

CSN changed its Net Debt/Adjusted EBITDA index estimates from 3.00x to 2.50x for its 2021 year-end balance sheet.

b) regarding projections for periods that have already passed, compare the projected data with the actual performance indicators, clearly indicating the reasons that led to changes in projections.

Adjusted EBITDA in 2019 came in 3% less than the estimated amount of R$7.5 billion due to lower mining results since Platts performed under the Company's budget and freight costs came in higher than initially estimated.

The Company's estimated a Net Debt/Adjusted EBITDA ratio of approximately 3.0x at the end of 2019 and the actual results came in at 3.74x, that is, materially lower than initially projected due to exchange rate variations that strongly influenced the Company's debt in U.S. dollar, in addition to a slightly higher-than-expected CAPEX and a lower-than-expected mining result arising from higher freight and costs and lower Platts as of 3Q19.

Iron ore production was 3% lower than the initially estimated 33Mton due to excessive rainfall in the southeast region in November and December 2019.

Iron ore sales were 4% below the 40Mton projection due to lower ore production in the fourth quarter of 2019

.

Net revenue	2016	2017	2018	1H19	2019
Estimated	n.a.	18,000	22,230	n.a.	n.a.
Actual	17,149	18,525	22,969	n.a.	n.a.
Change %	n.a.	3%	3%	n.a.	-
Adjusted EBITDA	2016	2017	2018	1H19	2019
Estimated	n.a.	5,000	5,574	n.a.	7,500
Actual	4,075	4,645	5,849	n.a.	7,251
Change %	n.a.	-7%	5%	n.a.	-3%
Leverage	2016	2017	2018	1H19	2019
Estimated	n.a.	5.00x	n.a.	3.50x	3.00x
Actual	6.32x	5.66x	4.55x	3.65x	3.74X
Change %	n.a.	13%	n.a.	0.15x	0.74x
Iron Ore Production Volume	2016	2017	2018	1H19	2019
Estimated	n.a.	n.a.	28,500	n.a.	33,000
Actual	32,174	29,921	27,875	n.a.	32,090
Change %	n.a.	n.a.	-2%	n.a.	-3%
Iron Ore Sales Volume	2016	2017	2018	1H19	2019
Estimated	n.a.	n.a.	n.a.	n.a.	40,000
Actual	n.a.	n.a.	n.a.	n.a.	38,545
Change %	n.a.	n.a.	n.a.	n.a.	-4%
*E = estimated
** n.a. = not available

c) regarding the projections for periods still in progress, inform whether they remain valid on the date this form is disclosed and, when applicable, explain why they were excluded or replaced.

Estimates underway and valid:

The Company estimates an Adjusted EBITDA in the amount of R$9.75 billion in 2020, broken down by segment as shown in the table below.

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Adjusted EBITDA (R$ million)	2020
Consolidated	9,750
Steel	1,596
Mining	7,337
Logistics	786
Cement	264
Energy	24

The Company estimates global investments in the amount of R$1.5 billion in 2020, broken down by segment as shown in the table below.

CAPEX (R$ Million)	2020
Consolidated	1,487
Steel	460
Mining	890
Cement	62
Others	75

The Company estimates an iron ore production volume (considering the new methodology that includes the sum of its own production with purchases from third parties) of 33-36 Mton in 2020.

The Company estimates it will reach a 2.99x Net Debt/Adjusted EBITDA index for its 2020 year-end balance sheet.

The Company estimates it will reach a 2.50x Net Debt/Adjusted EBITDA index for its 2021 year-end balance sheet.

The Company estimates it will reach R$23 billion in Net Debt for its 2021 year-end balance sheet.

Estimates excluded/changed in the last 3 years:

CSN estimates an iron ore production volume (the old methodology considered only its own production) of 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023. The Company no longer reports its own production volume only and, since the first quarter of 2020, it consolidates its own production with the purchase of iron ore from third parties.

The projection of reaching 3.00 x in the Net Debt / Adjusted EBITDA indicator at the close of the annual balance sheet 2021. This projection will be reached in the new projection to reach 2.99x in the Debt indicator Net / Adjusted EBITDA for its 2020 year-end balance sheet.

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(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent Limited Review Auditor’s Report on Review of the Interim Financial Information

To the Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended September 30, 2020, which comprises the balance sheet as of September 30, 2020 and the related statement of profit and loss and comprehensive income (loss) for the three and nine-months periods then ended and the statements of changes in equity and cash flows for the nine-months period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement NBC TG 21 - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 8.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA's shareholders and third parties. These events and conditions, together with other issues described in note 8.c) to the interim financial information, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA's ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

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Other matters

Interim statement of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, October 15, 2020

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended September 30, 2020.

São Paulo, October 15th, 2020.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended September 30, 2020.

São Paulo, October 15th, 2020.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.